Exhibit 2.1

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

MARCH 9, 2016

BY AND AMONG

DEUTSCHE BOERSE AG

EUREX FRANKFURT AG

AND

NASDAQ, INC.

i

EXHIBITS

Definitions	Exhibit A
Form of IP Assignment Agreement	Exhibit B
IP License Agreement Term Sheet	Exhibit C
Sublease Agreement Term Sheet	Exhibit D

SCHEDULES

Excluded Assets	1.1(a)
Excluded License	1.1(b)
Capitalized Leased	1.1(c)
Knowledge Parties	1.1(d)
Permitted Encumbrances	1.1(e)
Reference Working Capital Statements	1.1(f)
Conflicts	4.3
Governmental Authorizations Required	4.4
Company Subsidiaries and Company Minority Interests	4.6(a)
Security Ownership	4.6(d)
Financial Statements	4.7(a)
Undisclosed Liabilities	4.7(b)
Registered Intellectual Property	4.8(a)
Intellectual Property Rights	4.8(b)
Intellectual Property Infringement	4.8(c)
Open Source Software	4.8(f)
Material Contracts	4.10(a)
Litigation	4.11
Tax Filings	4.12(a)
Tax Extensions	4.12(f)
Tax Rulings	4.12(h)
Authorizations	4.13
Company Plans	4.14(a)
Severance Plans	4.14(e)
Post-Employment Benefits	4.14(h)
Funding of Company Plans	4.14(i)
Employee and Labor Matters	4.14(j)
Real Property Leases	4.16(b)
Certain Changes or Events	4.17
Brokers	4.18
Transactions with Affiliates	4.20
Key Customers	4.22
Conduct of the Business	6.1
Working Capital	6.1(a)(i)
Capital Expenditures	6.1(a)(ii)
Employee Matters	6.1(g)
Capital Contributions	6.1(i)
Material Contracts	6.1(j)
Tax Matters	6.1(n)
Settlements	6.1(q)
T7 2015 Expenses Estimate	6.3(d)
Affiliate Obligations	6.7
Excluded Employees	6.8(c)
Released Obligations	6.9
Reorganization Transactions	6.11(a)

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this Agreement), dated as of March 9, 2016, is by and among Deutsche Boerse AG, an Aktiengesellschaft organized under the laws of the Federal Republic of Germany (Parent), Eurex Frankfurt AG, an Aktiengesellschaft organized under the laws of the Federal Republic of Germany (together with Parent, each a Seller and together, the Sellers), and Nasdaq, Inc., a Delaware corporation (the Buyer).

RECITALS

(A)	WHEREAS, the Sellers own all of the Capital Stock of the Company (the Securities); and

(B)	WHEREAS, the Sellers wish to sell to the Buyer, and the Buyer wishes to purchase from the Sellers, all of the Securities upon the terms and subject to the conditions set forth in this Agreement.

NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:

1.	DEFINITIONS

1.1	Definitions

Capitalized terms used herein shall have the meanings set forth in Exhibit A.

2.	PURCHASE AND SALE

2.1	Purchase and Sale of the Securities

(a)	The Purchase Price shall be $1,100,000,000 payable in cash.

(b)	At the Closing provided for in Article 3, upon the terms and subject to the conditions of this Agreement, the Sellers shall sell, transfer and deliver to the Buyer, and the Buyer shall purchase from the Sellers, the Securities, free and clear from all Encumbrances (other than restrictions on transfers of securities imposed by applicable securities Laws), for an amount equal to the Purchase Price.

3.	THE CLOSING

3.1	Closing; Closing Date

The closing of the sale and purchase of the Securities contemplated hereby (the Closing) shall take place at the offices of Allen & Overy LLP, 1221 Avenue of the Americas, New York, New York 10020, at 9:00 a.m. local time, on the tenth (10th) Business Day after the date that all of the conditions to the Closing set forth in Article 7 (other than those conditions that, by their terms, are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) shall have been satisfied or waived by the party entitled to waive the same, or at such other time, place and date that the Sellers and the Buyer may agree in writing. The date upon which the Closing occurs is referred to herein as the Closing Date.

3.2	Transactions to Be Effected at the Closing

At the Closing, the following transactions shall be effected by the parties:

(a)	The Sellers shall deliver to the Buyer certificates representing the Securities, duly endorsed in blank or accompanied by stock powers duly endorsed in blank in proper form for transfer (or if uncertificated, appropriate instruments of transfer);

(b)	The Buyer shall pay the Purchase Price to the Sellers by wire transfer of immediately available funds to one or more bank accounts designated in writing by the Sellers (such designation to be made at least two (2) Business Days prior to the Closing Date);

(c)	The Sellers shall execute and deliver to the Buyer, and the Buyer shall execute and deliver to the Sellers, the certificates contemplated by Section 7.2(c) and Section 7.3(c), respectively;

(d)	The Buyer and the Sellers shall, or shall cause their respective Subsidiaries to, execute and deliver each of the Ancillary Agreements; and

(e)	The Sellers shall deliver to the Buyer a certificate substantially in the form provided for in Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h), certifying that the Securities do not constitute “United States real property interests” within the meaning of Section 897(c)(1) of the Code and the regulations thereunder.

4.	REPRESENTATIONS AND WARRANTIES OF THE SELLERS

The Sellers represent and warrant to the Buyer, except as set forth on any Schedule, as follows:

4.1	Organization

(a)	Each Seller is duly formed, validly existing and in good standing (or the equivalent thereof (to the extent applicable)) under the laws of the jurisdiction in which it is organized, except where the failure to be so organized or in good standing would not reasonably be expected, individually or in the aggregate, to materially impair such Seller’s ability to consummate the transactions contemplated hereby.

(b)	The Company and each Company Subsidiary (i) is duly formed, validly existing and in good standing (or the equivalent thereof (to the extent applicable)) under the laws of the jurisdiction in which it is organized, has all requisite organizational power and authority to own, lease and operate their respective properties and to carry on its business as now being conducted, and (ii) is duly licensed or qualified to do business as a foreign entity and is in good standing (or the equivalent thereof (to the extent applicable)) in each jurisdiction in which it owns or leases property or conducts any business so as to require such qualification, except, in the case of this clause (ii), for those jurisdictions where the failure to be so licensed or qualified and in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c)	The Company has made available to the Buyer prior to the date of this Agreement copies of the Charter Documents of the Company and each Company Subsidiary. Such Charter Documents are in full force and effect and neither the Company nor any Company Subsidiary is in default of any provision thereunder.

4.2	Authority

Each Seller has all requisite organizational authority and power to execute, deliver and perform this Agreement and the Ancillary Agreements, and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Sellers of this Agreement and the consummation of the transactions contemplated hereby have been, and the execution, delivery and performance by the Sellers of the Ancillary Agreements and the consummation of the transactions contemplated thereby will be, duly and validly authorized by all necessary action on the part of each Seller, and no other proceedings on the part of any Seller is necessary to authorize the execution, delivery and performance of this Agreement, or will be necessary to authorize the execution, delivery and performance of the Ancillary Agreements, by the Sellers. This Agreement has been, and upon execution and delivery the Ancillary Agreements will be, duly executed and delivered by each Seller, and assuming that this Agreement and the Ancillary Agreements constitute the legal, valid and binding obligations of the Buyer, constitute the legal, valid and binding obligations of the Sellers, enforceable against each Seller in accordance with its terms, except to the extent that the enforceability thereof may be limited by: (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws from time to time in effect affecting generally the enforcement of creditors’ rights and remedies; and (ii) general principles of equity (collectively, the Equitable Exceptions).

4.3	No Conflicts

Except as set forth on Schedule 4.3, the execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby by the Sellers and performance by each Seller of its obligations hereunder and thereunder (i) will not result in any violation of the applicable Charter Documents of the Sellers, the Company or any Company Subsidiary; (ii) will not conflict with, or result in a breach of any of the terms or provisions of, or constitute a default (or event that, with the giving of notice or lapse of time, or both, is reasonably expected to become a default), require any consent under, result in the creation of any Encumbrance upon any assets or property of the Sellers, the Company or any Company Subsidiary, or give to any Person any rights of termination, acceleration or cancellation or rights to require prepayment under any agreement or instrument to which a Seller, the Company or any Company Subsidiary is a party; and (iii) except for applicable requirements of Antitrust Laws and the Section 19(b) Approval, will not violate any existing applicable Law, rule, regulation, judgment, order or decree of any Governmental Authority having jurisdiction over the Company or any Company Subsidiary, or any of their respective properties; other than as to clauses (ii) or (iii) with respect to matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.4	No Governmental Authorization Required

Except for applicable requirements of Antitrust Laws, Section 19(b) Approval or as otherwise set forth on Schedule 4.4, no consent, authorization or approval or other action by, and no notice to or filing with, any Governmental Authority will be required to be obtained or made by the Sellers or the Company and any Company Subsidiary, in connection with the due execution, delivery and performance by the Sellers of this Agreement or any Ancillary Agreement, and the consummation by the Sellers of the transactions contemplated hereby or thereby; other than with respect to consents, authorizations, approvals, notices or filings with any Governmental Authority that, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.5	Capitalization; Title to Securities

(a)	The total authorized Capital Stock of the Company consists of one hundred thousand (100,000) shares of common stock, par value $0.01 per share (the Common Stock), of which one thousand (1,000) shares of Common Stock are issued and outstanding as of the date hereof. All issued and outstanding shares of Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable and were not issued in violation of any preemptive or similar rights or law. No Company Subsidiary owns, holds or has any interest in or based upon shares of Common Stock or any other equity securities of the Company. The Company is not a party to any stockholder agreements, voting agreements, voting trusts, registration rights agreements, proxies or any such other similar arrangements with respect to the transfer, voting or other rights associated with its securities.

(b)	Neither the Company nor any Company Subsidiary is a party to any option, subscription, warrant or right of conversion, call, put, rights of first refusal, preemptive right or other similar right or Contract obligating the Company or any Subsidiary of the Company, as applicable, directly or indirectly, to issue, and there is no circumstance or condition that may give rise to a claim by any Person that such Person is entitled to acquire, any shares of the Company’s or a Company Subsidiary’s Capital Stock (or any interest therein), other equity interests or securities convertible into or exchangeable for the Company’s or a Company Subsidiary’s shares or other securities or any shares or other direct or indirect securities of the Company or a Company Subsidiary. There are no obligations, contingent or otherwise, of the Company or any Subsidiary of the Company to repurchase, redeem or otherwise acquire any shares of the Company’s or a Company Subsidiary’s Capital Stock (or any interest therein), other equity interests or securities convertible into or exchangeable for the Company’s or a Company Subsidiary’s shares or other securities or any shares or other direct or indirect securities of the Company or a Company Subsidiary.

(c)	There are no declared or accrued unpaid dividends with respect to any of the Company’s securities. The Company does not have outstanding or authorized any stock appreciation, phantom stock, profit participation, or similar rights.

(d)	There are no bonds, debentures, notes or other obligations or Indebtedness outstanding, the holders of which have the right to vote (or convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matter on which stockholders of the Company or any Company Subsidiary may vote.

(e)	The Sellers have good and valid title to the Securities, free and clear of all Encumbrances, except (i) Permitted Encumbrances against the Securities all of which will be discharged on or prior to the Closing Date, (ii) Encumbrances on transfer imposed under applicable securities laws and (iii) Encumbrances created by the Buyer’s or any of its Affiliate’s acts (other than the transactions contemplated by this Agreement). Immediately following the Closing, Buyer shall be vested with good and valid title to the Securities, free and clear of all Encumbrances (other than restrictions on transfers of securities imposed by applicable securities Laws), which shall represent all of the Capital Stock of the Company.

4.6	Subsidiaries

(a)

Schedule 4.6(a) sets forth a list of (i) each of the Company’s Subsidiaries as of the Closing (each a Company Subsidiary) and (ii) each other Person of which the Company or any Company Subsidiary owns any securities as of the Closing (each a Company Minority Interest) and sets forth (A) the jurisdiction of formation of each such Company Subsidiary and, to the knowledge of the Sellers, each Company Minority Interest, (B) the percentage interest owned by the Company or a Company Subsidiary in such Company Subsidiary and, to the knowledge of the Sellers, each Company Minority

Interest (subject, in the case of The Options Clearing Corporation and The Options Price Authority, to the terms of the Charter Documents of The Options Clearing Corporation and The Options Price Authority), and (C) the owner(s) of record of the outstanding Capital Stock of each such Company Subsidiary and, to the knowledge of the Sellers, each Company Minority Interest. The outstanding shares of Capital Stock of, or other equity interests in, each Company Subsidiary have been duly authorized and validly issued, are fully paid and nonassessable, were not issued in violation of any preemptive or similar rights or law.

(b)	The Company has good and valid title to the securities of each Company Subsidiary and each Company Minority Interest, free and clear of all Encumbrances, and, immediately following the Closing, Buyer or a Company Subsidiary shall be vested with good and valid title to (i) the securities of each Company Minority Interest, free and clear of all Encumbrances (other than restrictions on transfers of securities imposed by applicable securities Laws or by the terms of its Charter Documents) and (ii) the securities of each Company Subsidiary, free and clear of all Encumbrances (other than restrictions on transfers of securities imposed by applicable securities Laws or by the terms of its Charter Documents), which shall represent all of the Capital Stock of the Company Subsidiaries.

(c)	No Company Subsidiary is a party to any stockholder agreements, voting agreements, voting trusts, registration rights agreements, proxies or any such other similar arrangements with respect to the transfer, voting or other rights associated with its securities. The Company Subsidiaries do not have outstanding or authorized any stock appreciation, phantom stock, profit participation, or similar rights.

(d)	Other than the securities of each Company Subsidiary and each Company Minority Interest, neither the Company nor the Company Subsidiaries will own, directly or indirectly, any security of any Person as of the Closing.

4.7	Financial Statements

(a)	Schedule 4.7(a) sets forth a true and complete copy of each of the Financial Statements. The Financial Statements have been prepared from the books and records of the Company and the Company Subsidiaries and have been prepared in accordance with GAAP applied on a consistent basis. The balance sheets included in the Financial Statements fairly present in all material respects the assets, liabilities and financial position of the Company and the Company Subsidiaries as of their respective dates, and the other related statements included in the Financial Statements fairly present in all material respects the results of their operations and cash flows for the periods indicated, in each case in accordance with GAAP applied on a consistent basis, with only such deviations from such accounting principles or their consistent application as are referred to in the notes to the Financial Statements and subject, in the case of the Unaudited Financial Statements, to normal year-end audit adjustments, none of which is material, and the absence of related notes as well as presentation difference resulting from the consolidating nature of the information contained therein.

(b)	Except (i) as set forth on Schedule 4.7(b), the Audited Financial Statements or the Unaudited Financial Statements as of the Balance Sheet Date, (ii) for Liabilities incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date and (iii) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and the Company Subsidiaries do not, as of the date hereof, have any liabilities, Indebtedness or obligations of any nature (whether known or unknown, absolute, accrued, contingent or otherwise) that, in each case, are required by GAAP to be reflected or reserved against in a consolidated balance sheet of the Company.

(c)	Neither the Company nor any Company Subsidiaries is a party to, or has any commitment to become a party to (i) any off-balance sheet partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among the Company and any Company Subsidiaries, on the one hand, and any unconsolidated Affiliate on the other hand), including any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC) other than pursuant to the Charter Documents of a Company Minority Interest; or (ii) any hedging, derivatives or similar Contract or arrangement pursuant to which such party has an outstanding material obligation.

(d)	The Company and the Company Subsidiaries maintain systems of internal accounting controls with respect to their businesses sufficient to provide reasonable assurances that (i) all transactions are executed in accordance with the general and specific authorization of the management of the Company and (ii) all transactions are recorded as necessary to permit the preparation of financial statements in all material respects in conformity with GAAP.

4.8	Intellectual Property

(a)	Except as set forth thereon, Schedule 4.8(a) sets forth a true and complete list of all Intellectual Property registered in the United States that is owned by the Company or a Company Subsidiary and is used (or held for use) in connection with the ownership, operation or conduct of the businesses of the Company and the Company Subsidiaries (the Registered IP), including applications therefor. None of the Registered IP is subject to any outstanding consent, settlement, ruling or order restricting the use or ownership thereof in any material respect.

(b)	Except as set forth on Schedule 4.8(b) or as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or a Company Subsidiary owns or possesses appropriate licenses or other legal rights to use, sell or license, as applicable, all Intellectual Property used by the Company and the Company Subsidiaries in the operation of their businesses.

(c)	Since January 1, 2013, to the knowledge of the Sellers, the conduct of the businesses of the Company and the Company Subsidiaries has not, infringed, misappropriated, or otherwise violated in any material respect any Intellectual Property of any Person. There are no opposition or cancellation proceedings filed with the United States Patent and Trademark Office in respect of any Intellectual Property registered in the name of the Company or any Company Subsidiary. Except as set forth on Schedule 4.8(c) or as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2015, the Sellers, the Company, the Company Subsidiaries and their respective Affiliates (i) have not received any written claim or notice (including any demands to license any Intellectual Property) (A) alleging that the Company, the Company Subsidiaries or the ownership, operation or conduct of their businesses infringes upon or misappropriates or otherwise violates any Intellectual Property of any Person or (B) challenging the validity, use, ownership, enforceability or registrability of any Intellectual Property owned by the Company or any Company Subsidiary, or any material Intellectual Property used (or held for use) in connection with the ownership, operation or conduct of the businesses of the Company and the Company Subsidiaries, and (ii) there are no infringement suits, Actions or proceedings pending or, to the knowledge of the Sellers, threatened against the Sellers, the Company or the Company Subsidiaries alleging that the businesses of the Company and the Company Subsidiaries infringes upon any Intellectual Property of any third party.

(d)

Since January 1, 2015, the Business IT Assets (i) have not malfunctioned or failed in a way that has had or would reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, and (ii) do not contain any viruses, worms, trojan horses, malware, bugs, faults, devices, errors, contaminants, effects or other malicious Software that (A) has had or are reasonably likely to result in a disruption to trading of equity options that lasts for longer than a single trading day or (B) has enabled or assisted or is reasonably likely to enable or assist any person to have access to any Business IT Assets without authorization in a manner that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Sellers have implemented reasonable backup, security, Software for testing viruses, worms, trojan horses, and other malicious bugs, faults, devices, errors or other contaminants and disaster recovery technology consistent with industry practices. To the knowledge of the Sellers, no person has gained unauthorized access to any Business IT Assets in a manner that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e)	The Company and the Company Subsidiaries have complied in all material respects with all rules, policies and procedures established by the Company or any Company Subsidiary, as applicable, and all applicable Laws, in each case relating to privacy, data protection and the collection and use of personal information and user information gathered or accessed in the course of the operations of the Company or any Company Subsidiaries.

(f)	Except as set forth on Schedule 4.8(f), to the knowledge of the Sellers, none of the Software owned by the Sellers or their Affiliates that is distributed to end users and customers of the Company or its Subsidiaries’ is subject to any requirement that it be licensed pursuant to an Open Source Software license, or that the source code for such Software be delivered, disclosed, licensed or otherwise made available to any third party, pursuant to an Open Source Software license.

4.9	Compliance with Laws

Since January 1, 2013, each of the Company and the Company Subsidiaries has materially complied with, and has not been in material violation of, any applicable Law to which the Company or any Company Subsidiaries or its business, operations, assets or properties are subject. The Company Subsidiaries that are registered as a national securities exchange and as a self-regulatory organization (as registered under Section 5 and as defined in Section 3(a)(26), respectively, of the Exchange Act) have in effect rules (i) in accordance with the provisions of the Exchange Act for the trading of equity options and (ii) with respect to all matters for which rules are required under the Exchange Act pertaining thereto. No event has occurred and no circumstances exist that (with or without the passage of time or the giving of notice) is reasonably likely to result in a material violation of, conflict with or failure on the part of the Company or any Company Subsidiaries to comply with, any Law. Neither the Company nor any Company Subsidiaries has received notice regarding any such violation of, conflict with, or failure to comply with, any Law.

4.10	Contracts

(a)	Except as set forth on Schedule 4.10(a), neither the Company nor any Company Subsidiaries is a party to any Contract:

(i)	that will survive the Closing with any Affiliate of the Sellers (other than (i) the Company or a Company Subsidiary, (ii) employment or compensation-related Contracts and (iii) the Ancillary Agreements);

(ii)	that is a partnership, strategic alliance, joint venture, limited liability company or similar Contract involving a sharing of profits, losses or liabilities by the Company or any Company Subsidiaries with any Person or that is a stockholders, investors rights, registration rights or similar Contract (other than any such Contract that solely relates to the Excluded Assets);

(iii)	with any Governmental Authority (other than ordinary course Contracts with Governmental Authorities as customers or vendors), including any settlement of any legal proceeding against the Company or any Company Subsidiaries by or before any Governmental Authority;

(iv)	for Indebtedness;

(v)	that restricts or purports to restrict the right of the Company or any Company Subsidiaries to engage in any line of business, acquire any property, develop or distribute any product or provide any service (including geographic restrictions) or to compete with any Person or granting any exclusive distribution rights, in any market, field or territory, that contains any right of exclusivity, “most favored nations” provision or similar right in favor of the other parties thereto, or that contains a right of first refusal, first offer or first negotiation with respect to an asset of the Company or any Company Subsidiaries;

(vi)	that involves aggregate payments in any calendar year by the Company or any Company Subsidiary thereof of $250,000 or more or aggregate payments in any calendar year to the Company or any Company Subsidiary thereof or $500,000 or more in the aggregate, except for any such Contract that may be cancelled without penalty or payment by the Company or any Subsidiary thereof upon notice of ninety (90) days or less;

(vii)	pursuant to which the Company or any Company Subsidiaries licenses in or licenses out material Intellectual Property (other than non-exclusive license agreements, reseller agreements, ordinary course customer agreements, license agreements for Software that is “open source” or license agreements for generally commercially available “off-the-shelf” Software) and which provided for a payment by or to the Company or any Company Subsidiaries of more than $250,000 during the year ended December 31, 2015, except for any such Contract that may be cancelled without material penalty or payment by the Company or any Subsidiary thereof upon notice of ninety (90) days or less; and

(viii)	involving, as of the date of this Agreement, outstanding interest rate or foreign currency swaps, commodity swaps, options, caps, collars, hedges or forward exchanges, or other similar agreements and

(ix)	that is with a customer that contains terms or conditions (including limitation on liabilities) that differ in any material respect from the terms and conditions contained in the form of customer contract provided by the Sellers to the Buyer prior to the date of this Agreement.

(b)	Each Contract required to be listed on Schedule 4.10(a) (collectively, the Material Contracts) is in full force and effect and valid and enforceable in accordance with its terms in all material respects. Neither the Company nor any Company Subsidiaries is, and to the knowledge of the Sellers, no other party thereto is, in default in the performance, observance or fulfillment of any obligation, covenant, condition or other term contained in any Material Contract, except for those defaults that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and neither the Company nor any Company Subsidiaries has given or received notice to or from any Person relating to any alleged or potential default or event that with notice or lapse of time, or both, would constitute a default that has not been cured. The Sellers have made available to the Buyer prior to the date hereof a true and correct copy of each Material Contract, each as amended through the date hereof.

4.11	Litigation

Except as set forth on Schedule 4.11, there is no action, suit or proceeding, claim, arbitration, litigation, investigation, charge, complaint or prosecution (each, an Action) pending, or to the knowledge of the Sellers, threatened against the Company or any Company Subsidiary or any material portion of their respective properties or assets before any Governmental Authority against or involving the Company or any Company Subsidiary that, individually or in the aggregate, would reasonably be expected to be material to the operation of the business of the Company and the Company Subsidiaries, taken as a whole or that individually or in the aggregate, would be reasonably likely to have a material adverse effect on the ability of the Sellers, the Company or the Company Subsidiaries to perform its obligations under this Agreement. As of the date hereof, neither the Company nor the Company Subsidiaries is subject to any unsatisfied order, judgment, injunction, ruling, decision, award or decree of any Governmental Authority.

4.12	Taxes

(a)	Except as set forth on Schedule 4.12(a) or except for those matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) each of the Company and Company Subsidiaries has duly and timely filed, or has caused to be duly and timely filed on its behalf, all Tax Returns required to be filed on or prior to the date hereof (taking into account any extension of time within which to file all Tax Returns required to be filed by it) and will duly and timely file all Tax Returns due between the date hereof and the Closing Date, and all filed Tax Returns are correct and complete in all respects; (ii) all Taxes owed by the Company and each Company Subsidiary (whether or not shown on any Tax Return) have been timely paid (or, if due between the date hereof and the Closing Date, will be duly and timely paid) or are being contested in good faith and are set forth in a specific reserve on the books of the Company or any Company Subsidiaries in accordance with GAAP; (iii) no deficiency with respect to Taxes has been proposed, asserted or assessed against the Company or any Company Subsidiaries which have not been fully paid; (iv) no audit or other administrative or court proceedings are pending with any Governmental Authority with respect to Taxes of the Company or any Company Subsidiaries, and no written notice thereof has been received; and (v) each of the Company and Company Subsidiaries has adequately provided for, in its books of account and related records, all liability for unpaid Taxes, including current Taxes not yet due and payable.

(b)	All Taxes required to be withheld, collected or deposited by or with respect to the Company and each Company Subsidiary have been timely withheld, collected or deposited, as the case may be, and to the extent required, have been paid to the relevant Taxing Authority or other Governmental Authority, and all information reporting, backup withholding and record maintenance requirements have been complied with.

(c)	Neither the Company nor any Company Subsidiaries is a party to or bound by, or has any obligation under, any Tax allocation, indemnity or sharing agreement or similar contract or arrangement (other than any such agreement solely between or among the Company and any Company Subsidiaries) (a Tax Sharing Agreement).

(d)	Neither the Company nor any Company Subsidiaries (i) has been a member of an affiliated, consolidated, combined or unitary group for Tax purposes (other than a group the common parent of which was the Company) or (ii) has any liability for the Taxes of any Person (other than the Company or any Company Subsidiaries) under United States Treasury Regulation §1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.

(e)	There are no Encumbrances for Taxes upon any material property or other materials assets of the Company or any Company Subsidiaries, except for Permitted Encumbrances.

(f)	Except as set forth on Schedule 4.12(f), neither the Company nor any Company Subsidiaries has waived (or is subject to a waiver of) any statute of limitations in respect of Taxes or has agreed to (or is subject to) any extension of time with respect to a Tax assessment or deficiency.

(g)	The Company has made available to the Buyer prior to the date hereof correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company or any Company Subsidiaries for taxable periods beginning on or after January 1, 2012.

(h)	Neither the Company nor any Company Subsidiaries has been the “distributing corporation” or the “controlled corporation” (within the meaning of Section 355(a)(1) of the Code) with respect to a transaction intended to qualify under Section 355(a) of the Code within the five (5)-year period ending as of the date of this Agreement. Except as set forth on Schedule 4.12(h), neither the Company nor any Company Subsidiaries has received (or is subject to) any ruling from any Taxing Authority or has entered into (or is subject to) any agreement with a Taxing Authority.

(i)	Each of the Company and Company Subsidiaries have disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal Income Tax within the meaning of Section 6662 of the Code. The Company has not entered into any transaction that constitutes a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(j)	Neither the Company nor any Company Subsidiary does business in or maintains a taxable presence in a jurisdiction in which it does not file income Tax Returns, and no jurisdiction in which the Company or any Company Subsidiary does not file Tax Returns has made a claim in writing that the Company or such Company Subsidiary is required to file Tax Returns or may be subject to taxation in such jurisdiction.

(k)	Neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Post-Closing Tax Period as a result of any (i) adjustment required by reason of a change in a method of accounting under Section 481(c) of the Code (or any similar provision of state, local or foreign Tax law) prior to the Closing, (ii) “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Tax law), (iii) installment sale, intercompany transaction or open transaction made or entered into prior to the Closing, (iv) prepaid amount received prior to the Closing or (v) election pursuant to Section 108(i) of the Code (or any similar provision of state, local or foreign Tax law).

(l)	As of the close of the taxable year ended December 31, 2015, the Company had interest expense carryforwards of $272,000,000 (the Interest Expense Carryforward Amount).

4.13	Authorizations

Except as set forth on Schedule 4.13, each of the Company and the Company Subsidiaries owns, holds or lawfully uses in the operation of its business all material Authorizations that are necessary for it to conduct its business in all material respects as currently conducted or for the ownership and use of the assets owned or used by the Company or such Company Subsidiary in the conduct of its business free and clear of all Encumbrances (other than Permitted Encumbrances). Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all Authorizations of the

Company and the Company Subsidiaries are valid and in full force and effect and none of such Authorizations will be terminated or impaired or become terminable as a result of the transactions contemplated by this Agreement. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no event has occurred and no circumstances exist that (with or without the passage of time or the giving of notice) may result in a violation of, conflict with, failure on the part of the Company or any Company Subsidiaries to comply with the terms of, or the revocation, withdrawal, termination, cancellation, suspension or modification of any of its Authorizations.

4.14	Employee Matters

(a)	Schedule 4.14(a) sets forth a correct and complete list of each material “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and any other insurance coverage (including any self-funded arrangements), workers’ compensation, disability benefits, leave, paid time-off, medical, health, retirement, pension, deferred compensation, severance, stock purchase, stock option or other equity incentive, employment, change in control, retention, vacation pay, salary continuation, excess benefit, bonus or incentive compensation plan, agreement, program, policy or practice, sponsored, maintained or contributed to by the Company or any Company Subsidiary or any ERISA Affiliate, or with respect to which the Company or any Company Subsidiary or any ERISA Affiliate otherwise has or is reasonably expected to have any liability (each, without regard to materiality, a Company Plan).

(b)	The Company has made available to the Buyer prior to the date hereof correct and complete copies of the following: (i) the written plan document for each material Company Plan (or, in the case of any material Company Plan that is unwritten, summaries thereof), (ii) the most recent annual report on Form 5500 required to be filed with the Internal Revenue Service with respect to each Company Plan (if any such report was required), (iii) the most recent summary plan description and all modifications thereto for each material Company Plan for which such summary plan description is required, (iv) the most recent determination letter from the Internal Revenue Service for each Company Plan (if applicable), (v) the most recently prepared actuarial report, if any, and (vi) any trust agreements, insurance Contracts or documents of any other funding arrangements relating to a material Company Plan.

(c)	All Company Plans that are intended to be tax qualified under Section 401(a) of the Code have received a favorable opinion or determination letter from the Internal Revenue Service and no event has occurred which is reasonably expected to cause the loss of such tax-qualified status. No Company Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, nor has the Company or any Company Subsidiary or ERISA Affiliate in the past sponsored, maintained or contributed to an employee benefit plan subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code. No Company Plan is a multiemployer plan (as defined in Section 3(37) of ERISA) or a plan that has two or more contributing sponsors at least two of whom are not under common control (within the meaning of Section 4063 of ERISA), nor has the Company or any Company Subsidiary or ERISA Affiliate in the past sponsored, maintained or contributed to any such plan.

(d)	Each Company Plan has been established and administered in accordance with its terms in all material respects, and in material compliance with the applicable provisions of applicable Laws, rules and regulations. None of the Company or any Company Subsidiary or ERISA Affiliate has taken any action to take corrective action or make a filing under any voluntary correction program of the Internal Revenue Service, the U.S. Department of Labor or any other Governmental Authority with respect to any Company Plan, and the Sellers have no knowledge of any material plan defect that would qualify for correction under any such program. Each Company Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has been operated in material and documentary compliance with Section 409A of the Code.

(e)	Except as set forth on Schedule 4.14(e), the consummation of the transactions contemplated by this Agreement or any transaction involving Parent or its other Subsidiaries shall not, either alone or together with any other event or condition, (i) result in any payment becoming due to any current or former employee, director or other service provider of the Company or any Company Subsidiary (each, a Service Provider), (ii) result in the acceleration of payment or increase in any payment, or vesting or funding of any benefits to any current or former employee, director or other service provider of the Company or any Company Subsidiary or (iii) result in any limitation on the right of the Company or any Company Subsidiary to amend, merge, terminate or receive a reversion of assets from any Company Plan or related trust.

(f)	Without limiting the generality of Section 4.14(e), no amount paid or payable (whether in cash, in property, or in the form of benefits) by the Company or any Company Subsidiary in connection with the transactions contemplated hereby or any transaction involving Parent or its other Subsidiaries (either alone or together with any other event or condition) will be an “excess parachute payment” within the meaning of Section 280G of the Code. No Company Plan provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code, or otherwise.

(g)	With respect to each Company Plan, no material action, suit or claim (other than any routine claim for benefits in the ordinary course) is pending or, to the knowledge of the Sellers, threatened.

(h)	Except as set forth on Schedule 4.14(h), no Company Plan provides health, death or other benefit coverage beyond the termination of an employee’s employment, except as required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or any state Laws requiring continuation of benefits coverage following termination of employment. The Company and each Company Subsidiary has reserved the right to amend, terminate or modify at any time all plans or arrangements providing for retiree health or life insurance coverage, and no representations or commitments, whether or not written, have been made that would limit the Company’s or any Company Subsidiary’s right to amend, terminate or modify any such benefits.

(i)	All material contributions to Company Plans that were required to be made under such Company Plans have been made, all premiums due or payable with respect to insurance policies funding any Company Plan, for any period through (and including) the date of this Agreement, have been timely made or paid in full, and all benefits or other liabilities accrued under any unfunded Company Plan have been paid, accrued or otherwise fully reserved in accordance with and to the extent required by GAAP. Except as set forth on Schedule 4.14(i), all obligations (whether with respect to vested or unvested awards) under the Company’s Deferred Incentive Bonus Plan are fully funded.

(j)	Except as set forth on Schedule 4.14(j), (i) since March 31, 2013, through (and including) the date of this Agreement, there has not been nor is there pending or, to the knowledge of the Sellers, threatened any labor strike, walk-out, slowdown, work stoppage or lockout with respect to the Company or the Company Subsidiaries, (ii) neither the Company nor any Company Subsidiary has received written notice of any illegal labor practice charges against the Company or the Company Subsidiaries that are pending before any Governmental Authority and (iii) neither the Company nor any Company Subsidiary has received written notice of any pending or in progress and, to the knowledge of the Sellers, there are no threatened, suits, actions or other proceedings in connection with the Company or any Company Subsidiary before any Governmental Authority responsible for the prevention of unlawful employment practices, except, in the case of each of clauses (i), (ii) and (iii) above, for any such matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(k)	Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and the Company Subsidiaries are operating and have, since January 1,

2013, been operated in material compliance with all applicable foreign, federal, state and local Laws relating to employment, employment standards, employment of minors, employment discrimination, health and safety, labor relations, classification, withholding, wages and hours, workplace safety and insurance or pay equity. Without limiting the generality of the foregoing, the Company and the Company Subsidiaries have received a Form I-9 and Form W-4 from each current or former employee of the Company or any Company Subsidiary and a Form W-9 from each current or former service provider (other than an employee) of the Company or any Company Subsidiary, in the case of former Service Providers, where such form was legally required. The United States is the primary place of employment of each employee of the Company and the Company Subsidiaries.

(l)	Neither the Company nor any Company Subsidiary is a party to a collective bargaining agreement and no labor union has been certified to represent any Service Provider or the Company or any Company Subsidiary or, to the knowledge of the Sellers, has applied to represent or is attempting to organize so as to represent such Service Providers.

4.15	Environmental Compliance

(a)	The Company and each of the Company Subsidiaries is in compliance in all material respects with (i) all applicable Environmental Laws, and (ii) all Authorizations required under applicable Environmental Laws and all Orders issued or entered into by a Governmental Authority under any Environmental Law for the current operation of the Company and each of the Company Subsidiaries.

(b)	Neither the Sellers, the Company nor any Company Subsidiaries has received any written notice or report in the past three (3) years regarding any actual, alleged, nor to the knowledge of the Sellers, threatened claims alleging violation of any applicable Environmental Law or any liabilities arising under applicable Environmental Laws, in each case concerning the Company or Company Subsidiaries.

(c)	To the knowledge of the Sellers, there has been no release of Hazardous Substances at, on or under any of the real properties currently or formerly owned or leased by the Company or any Company Subsidiaries in an amount or condition that would reasonably be expected to result in liability to the Company or any Company Subsidiaries under any Environmental Law.

4.16	Real Property

(a)	The Company and Company Subsidiaries do not own in fee any real property or interests in real property.

(b)	Schedule 4.16(b) sets forth a list of every real property lease and sublease pursuant to which the Company or any Company Subsidiary is a party or by which any of them is bound (each, a Lease). The Company has made available to the Buyer prior to the date hereof a true and complete copy of every Lease as amended through the date of this Agreement. The Company or one of the Company Subsidiaries has peaceful, undisturbed and exclusive possession of the property covered by each Lease in accordance with its terms. The leased portion of each property subject to a Lease has been maintained by the Company or a Company Subsidiary in the ordinary course of business consistent with past practice in all material respects in accordance with the requirements of the applicable Lease.

4.17	Absence of Certain Changes or Events

Since the Balance Sheet Date, (a) there has not occurred a Material Adverse Effect, (b) the Company and the Company Subsidiaries have operated their businesses in all material respects in the ordinary course of business consistent with past practice and (c) except as set forth on Schedule 4.17, or as otherwise contemplated by this Agreement, no action, event, occurrence or transaction has taken place that would have been prohibited by Section 6.1 (without giving effect to the proviso set forth in Section 6.1(j)) without the consent of the Buyer if this Agreement had been in effect at the time thereof.

4.18	Brokers

Except as set forth on Schedule 4.18, no broker, finder or similar intermediary has acted for or on behalf of the Company or any Company Subsidiary in connection with this Agreement or the transactions contemplated hereby, and other than as set forth on Schedule 4.18, no broker, finder, agent or similar intermediary is entitled to any broker’s, finder’s or similar fee or other commission in connection therewith based on any agreement with the Company or any Company Subsidiary or any action taken by them.

4.19	Sufficiency of Assets

(a)	The assets owned or held by the Company and the Company Subsidiaries as of the Closing (including the rights under any licenses from or other Contracts with third parties) and the services to be provided to the Company and the Company Subsidiaries pursuant to this Agreement and the Ancillary Agreements will constitute all of the assets necessary to conduct the business of the Company and the Company Subsidiaries in all material respects as currently conducted and conducted during the past six months by the Sellers.

(b)	The Company or a Company Subsidiary has good and valid title, or the legal right or license to use, or a valid leasehold interest in, all of its assets free and clear of all Encumbrances, except Permitted Encumbrances. Immediately following the Closing, the Company or a Company Subsidiary will have, sole and exclusive, good and valid title, or the legal right or license to use, or a valid leasehold interest in, all the assets held by them as of the Closing free and clear of all Encumbrances, except Permitted Encumbrances and Encumbrances set forth in the Charter Documents of the Company or any Company Subsidiary or Company Minority Interest.

4.20	Transactions with Affiliates

Schedule 4.20 sets forth a true and complete list of all Contracts between or among the Company or any Company Subsidiary, on the one hand, and (a) any Affiliate of the Sellers (other than the Company or a Company Subsidiary) or (b) any officer, director or employee of the Sellers, the Company or any Company Subsidiary (or, to the knowledge of the Sellers, any family member of any of the foregoing), on the other, in each case that will remain in effect or have continuing obligations following the Closing, other than any employment Contract between the Company and a Company Subsidiary, on the one hand, and an employee of the Company or any Company Subsidiary, on the other hand, disclosed by the Sellers to the Buyer prior to the date of this Agreement.

4.21	Anti-Corruption; Sanctions

(a)	Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, none of the Company or any Company Subsidiaries or, to the knowledge of the Sellers, the Company or any Company Subsidiaries’ directors, officers, employees, agents or any other Person acting on its behalf, directly or indirectly, has, since January 1, 2013, taken any action that would reasonably be expected to result in a violation by such Person of the Foreign Corrupt Practices Act (15 U.S.C. §§ 78m(b), 78dd-1, 78dd-2, 78ff), The Bribery Act of 2010 of the United Kingdom, or any other applicable anti-corruption Law.

(b)	Since January 1, 2013, none of the Company or any Company Subsidiaries, nor, to the knowledge of the Sellers, any director, officer, employee, agent or any other Person acting on behalf of the Company or any Company Subsidiaries is, or is owned or controlled by a Person that is: (A) the subject of any sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (OFAC) or the U.S. Department of State, the United Nations Security Council, the European Union, or other relevant sanctions authority (collectively, Sanctions), or (B) located, organized or resident in a country or territory that is the subject of Sanctions (including Iran, North Korea, Sudan and Syria). Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, none of the Company, any director, officer, employee, agent or any other Person acting on behalf of the Company (i) has, since January 1, 2013, engaged in, or is now engaged in, directly or indirectly, any dealings or transactions with any Person, or in any country or territory, that, at the time of the dealing or transaction, is or was the subject of Sanctions or (ii) has, since January 1, 2013, failed to comply with, has been given notice of any violation of, to the knowledge of the Sellers, is under investigation with respect to or has been threatened to be charged with any violation of, any applicable Sanctions or applicable export controls Law.

4.22	Customers

(a)	Schedule 4.22(a) sets forth a list of the top ten (10) customers of the business of the Company and the Company Subsidiaries, based on gross revenue (before liquidity and other rebates) generated in the year ended December 31, 2015 (each such customer, a Key Customer) as well as the aggregate gross revenue generated by Key Customers as a percentage of total gross revenue of the Company and the Company Subsidiaries in the year ended December 31, 2015.

(b)	Between December 31, 2015 and the date of this Agreement, no Key Customer has provided notice to the Sellers, the Company or any of their respective Affiliates terminating, or declining to renew, or specifying an intention to cease doing business with the Company or any Company Subsidiary.

4.23	Exclusivity of Representations

The representations and warranties made by the Sellers in this Agreement are the exclusive representations and warranties made by the Sellers. The Sellers hereby disclaim any other express or implied representations or warranties, whether written or oral. The Sellers are not, directly or indirectly, making any representations or warranties regarding pro-forma financial information, financial projections or other forward-looking statements of the Company or the Company Subsidiaries.

5.	REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to the Sellers as follows:

5.1	Organization

The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with requisite corporate power and authority to own its properties and carry on its business in all material respects as presently owned or conducted, except where the failure to be so organized, existing and in good standing or to have such power or authority would not reasonably be expected, individually or in the aggregate, to materially impair the Buyer’s ability to consummate the transactions contemplated hereby.

5.2	Authority

The Buyer has all requisite corporate authority and power to execute, deliver and perform this Agreement and the Ancillary Agreements and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Buyer of this Agreement and the consummation of the transactions contemplated hereby have been, and the execution, delivery and performance by the Buyer of the Ancillary Agreements and the consummation of the transactions contemplated thereby will be, duly and validly authorized by all necessary corporate action on the part of the Buyer, and no other proceedings on the part of the Buyer are necessary to authorize the execution, delivery and performance of this Agreement, or will be necessary to authorize the execution, delivery and performance of the Ancillary Agreements, by the Buyer. This Agreement has been, and upon execution and delivery the Ancillary Agreements will be, duly executed and delivered by the Buyer and, assuming that this Agreement and the Ancillary Agreements constitute the legal, valid and binding obligations of the Sellers, constitute the legal, valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with its terms, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions.

5.3	No Conflicts

The execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby by the Buyer and performance by the Buyer of its obligations hereunder and thereunder (i) do not result in any violation of the constituent documents of the Buyer, and (ii) will not conflict with, or result in a breach of any of the terms or provisions of, or constitute a default (or event that, with the giving of notice or lapse of time, or both, is reasonably expected to become a default), require any consent under, result in the creation of any Encumbrance upon any assets or property of the Buyer, or give to any Person any rights of termination, acceleration or cancellation or rights to require prepayment under any agreement or instrument to which the Buyer is a party and (iii) except for applicable requirements of Antitrust Laws and the Section 19(b) Approval, will not violate any existing applicable Law, rule, regulation, judgment, order or decree or any Governmental Authority having jurisdiction over the Buyer or any of its properties; other than as to clauses (ii) or (iii) with respect to matters that would not, individually or in the aggregate, be reasonably likely to have a material adverse effect on the ability of the Buyer to perform its obligations under this Agreement.

5.4	No Governmental Authorization Required

Except for applicable requirements of Antitrust Laws or Section 19(b) Approval, no consent, authorization or approval or other action by, and no notice to or filing with, any Governmental Authority will be required to be obtained or made by the Buyer in connection with the due execution, delivery and performance by the Buyer of this Agreement or any Ancillary Agreement and the consummation by the Buyer of the transactions contemplated hereby and thereby; other than with respect to consents, authorizations, approvals, notices or filings with any Governmental Authority that, if not obtained or made, would, individually or in the aggregate, not be reasonably likely to have a material adverse effect on the ability of the Buyer to perform its obligations under this Agreement.

5.5	Brokers

Except for Wells Fargo Securities, LLC, no broker, finder or similar intermediary has acted for or on behalf of the Buyer in connection with this Agreement or the transactions contemplated hereby, and no broker, finder, agent or similar intermediary is entitled to any broker’s, finder’s or similar fee or other commission in connection therewith based on any agreement with the Buyer or any action taken by the Buyer.

5.6	Sufficient Funds

As of the Closing Date, the Buyer will have, sufficient cash in immediately available funds to pay all amounts payable by the Buyer pursuant to Article 2 on such date and all of its fees and expenses payable on such date in order to consummate the transactions contemplated by this Agreement. The Buyer confirms that it is not a condition to Closing or any of its other obligations under this Agreement that the Buyer obtain financing for or in connection with the transactions contemplated by this Agreement.

5.7	Litigation

There is no claim, action, suit or legal proceeding pending or, to the knowledge of the Buyer, threatened against the Buyer before any Governmental Authority which individually or in the aggregate, would be reasonably likely to have a material adverse effect on the ability of the Buyer to perform its obligations under this Agreement.

5.8	Buyer’s Reliance

The Buyer acknowledges that none of the Sellers, the Company or any other Person acting on behalf of the Sellers or the Company has made any representation or warranty, expressed or implied, written or oral, as to the accuracy or completeness of any information that the Company and the Company Subsidiaries furnished or made available to the Buyer and its Representatives, except as expressly set forth in Article 4 of this Agreement or any certificate or document delivered pursuant to this Agreement. The Buyer acknowledges that, except for the representations and warranties contained in Article 4 or any certificate or document delivered pursuant to this Agreement, none of the Company, the Sellers or any other Person has made, and the Buyer has not relied on any other express or implied representation or warranty, whether written or oral, by or on behalf of the Company, the Sellers or any other Person. The Buyer acknowledges that none of the Company, the Sellers or any other Person, directly or indirectly, has made, and the Buyer has not relied on, any representation or warranty regarding the pro-forma financial information, financial projections or other forward-looking statements of the Company or any Company Subsidiary.

5.9	Investment Purpose

The Buyer will be purchasing the Securities for the purpose of investment and not with a view to, or for resale in connection with, the distribution thereof in violation of applicable federal or state securities laws.

6.	COVENANTS

6.1	Conduct of Business of the Company

Except as expressly required by this Agreement or as otherwise set forth on Schedule 6.1 or required by applicable Law or Order of any Governmental Authority, during the period from the date of this Agreement to the earlier of the Closing Date and the termination of this Agreement in accordance with Article 8, the Sellers shall cause the Company and the Company Subsidiaries to (x) conduct their respective business and operations in all material respects in the ordinary course of business consistent with past practice and (y) use commercially reasonable efforts to preserve intact its and their present business organizations, and its and their present relationships with their customers, employees and suppliers. Without limiting the generality of the foregoing, except as expressly required by this Agreement or as otherwise set forth on Schedule 6.1 or Schedule 6.11(a) as otherwise required by applicable Law or Order of any Governmental Authority, during the period from the date of this

Agreement to the earlier of the Closing Date and the termination of this Agreement in accordance with Article 8, without the prior written consent of the Buyer (which consent shall not be unreasonably withheld and the response for a request for consent shall not be unreasonably delayed), the Sellers shall cause the Company and the Company Subsidiaries not to undertake any of the following actions:

(a)	(i) except as set forth on Schedule 6.1(a)(i), fail to manage working capital in the ordinary course of business consistent with past practice, including with respect to payment of accounts payables, collection of accounts receivables, and maintenance of inventory levels (it being agreed that the Company and the Company Subsidiaries shall be deemed to breach this obligation if (A) there occurs a deferral of the payment of any account payment beyond the later of (x) the due date for such account payable and (y) the average amount of time that the payment of such account payable has been deferred during the six (6) months prior to the date of this Agreement or (B) there occurs an acceleration of the receipt of any account receivable to an earlier time than the earlier of (x) the due date for such account receivable and (y) the average date on which such account receivable has been collected for the six (6) months prior to the date of this Agreement); (ii) make any changes to working capital policies, including with respect to revenue recognition, payment of accounts payable, collection of accounts receivable, and the maintenance of inventory levels; incur any binding commitments to make future capital expenditures or fail to make any capital expenditures set forth on Schedule 6.1(a)(ii), except to the extent otherwise indicated on such schedule;

(b)	(i) issue, sell or pledge, or authorize or propose the issuance, sale or pledge of (1) additional Capital Stock of the Company (including the Securities) or any Company Subsidiary, or securities convertible into or exchangeable for any such Capital Stock, or any rights, warrants or options to acquire any such Capital Stock, shares or other convertible securities of the Company or any Company Subsidiary or (2) any other securities in respect of, in lieu of, or in substitution for any Capital Stock of the Company (including the Securities) or any Company Subsidiary; or (ii) split, combine, subdivide or reclassify any shares of Capital Stock of the Company or any Company Subsidiary;

(c)	redeem, purchase or otherwise acquire any outstanding Capital Stock of the Company or any Company Subsidiary; provided, that (i) the Company and the Company Subsidiaries shall be permitted to declare and pay one or more cash dividends or make cash distributions to the Sellers, the Company or any Company Subsidiary prior to the Closing Date, and repay using solely cash any amounts owed by the Company or any Company Subsidiary, in each case in accordance with Section 6.14; and (ii) the Company and the Company Subsidiaries shall be permitted to effect the Reorganization Transactions in accordance with Section 6.11;

(d)	declare, set aside or pay any dividend or other distribution in respect of the Capital Stock of the Company or any Company Subsidiary; provided, that (i) the Company and the Company Subsidiaries shall be permitted to declare and pay one or more cash dividends or make cash distributions to the Sellers, the Company or any Company Subsidiary prior to the Closing Date, and repay using solely cash any amounts owed by the Company or any Company Subsidiary, in each case in accordance with Section 6.14; and (ii) the Company and the Company Subsidiaries shall be permitted to effect the Reorganization Transactions in accordance with Section 6.11;

(e)	adopt any amendment to the Charter Documents of the Company or any Company Subsidiary, it being understood that the rule books of the Principal Subsidiaries shall not be deemed Charter Documents for purposes of this Section 6.1(e);

(f)	incur or modify any Indebtedness that will not be repaid in full prior to the Closing;

(g)	except as set forth on Schedule 6.1(g), (i) increase in any manner the rate or terms of compensation or benefits of any current or former Service Providers, (ii) pay or agree to pay any pension, retirement allowance or other employee benefit to any current or former Service Provider, (iii) enter into, adopt, amend or terminate any Company Plan or arrangement that would be a Company Plan if in effect on the date hereof, (iv) grant any awards or accelerate the vesting of or lapsing of restrictions with respect to any deferred award or incentive compensation under any Company Plan, (v) enter into any collective bargaining agreement or similar agreement, (vi) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Plan or (vii) (A) hire or promote any Service Provider (or with respect to hiring, who will become a Service Provider), who has (or with respect to hiring, will have) annual compensation (for current employees, based on 2016 annual salary and annual bonus payout and long-term cash incentive awards in respect of the 2015 performance year, and for prospective employees, annual base salary and expected 2016 bonus and long-term cash incentive award) of $200,000 or more or who is or would become, in connection with such hiring or promotion, an officer of the Company or the Company Subsidiaries or otherwise eligible to participate in the Company’s Severance Pay Plan for Officers or any of the Company’s Change of Control Severance Plans, (B) terminate the services of any Service Provider who has annual compensation (determined as specified in clause (A) above) of $200,000 or more or who is an officer of the Company or the Company Subsidiaries, other than a termination of employment for cause or (C) except as contemplated by this Agreement, transfer a Service Provider as of the date of this Agreement to an entity other than the Company or any Company Subsidiary or transfer any individual who is not a Service Provider as of the date of this Agreement to the Company or any Company Subsidiary, except, in the case of each of clauses (i) through (vii), (A) commencing on January 1, 2017, in the ordinary course of business consistent with past practice (other than promotions that would entitle such individuals to participate in the Company’s Officer Severance Plan or any of the Company’s Change of Control Severance Plans), (B) as required pursuant to any existing Company Plan (as in effect on the date of this Agreement) or (C) immaterial amendments that are necessary to comply with any Tax-qualification requirements and that do not result in increased cost or expense to the Company other than immaterial administrative costs;

(h)	(i) sell, lease, license, mortgage, transfer or otherwise dispose of, any of its material property, assets or rights (whether tangible or intangible), or (ii) create any Encumbrance (other than a Permitted Encumbrance) on any property, assets or rights (whether tangible or intangible);

(i)	except as set forth on Schedule 6.1(i), make any loans, advances or capital contribution to or investment in any Person other than the Company or a wholly owned Company Subsidiary, except routine advances for travel and other normal business expenses to officers and employees in the ordinary course of business consistent with past practice and except in connection with the Reorganization Transactions;

(j)	except as set forth on Schedule 6.1(j), enter into, modify or amend, become subject to, or voluntarily terminate any contract of the type described in Section 4.10 (other than (i) bidding for and entering into contracts with customers or suppliers in the ordinary course of business consistent with past practices, (ii) terminations of contracts and Leases as a result of the expiration of the term of such contracts or Leases or the default or breach of any counterparty thereto, and (iii) renewals of contracts and Leases with third parties in the ordinary course of business); provided, that for purposes of this Section 6.1(j), the amounts of $250,000 and $500,000 set forth in Section 4.10(a)(vi) shall be replaced with $100,000 and $250,000, respectively, and the amount of $250,000 set forth in Section 4.10(a)(vii) shall be replaced with $100,000;

(k)	acquire any business, merge or consolidate with, purchase substantial assets or equity interests, or in any other manner, in a single transaction or a series of related transactions, acquire a substantial portion of assets or business of any Person as a going concern or any division or line of business with a value in excess of $50,000 individually or $250,000 in the aggregate;

(l)	make any change in any financial accounting methods, principles or practices other than those required by GAAP or applicable Law;

(m)	enter into, modify or amend any transaction with an Affiliate to the extent obligations relating to such transaction will survive the Closing (other than with the Company or any wholly owned Company Subsidiary and, subject to Section 6.1(g), employment relationships entered into in the ordinary course of business);

(n)	except as set forth on Schedule 6.1(n), make, revoke or change any material Tax election, file any material amended Tax Return or file a claim for refund of Taxes, change any method of accounting or accounting period for Tax purposes, surrender any claim for a refund of a material amount of Taxes, waive or extend the statute of limitations in respect of any Tax, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or foreign law) or file any request for rulings with any Taxing Authority, or settle or compromise any material Tax claim relating to the Company or any Company Subsidiary;

(o)	cancel or materially reduce any material insurance coverage other than with respect to any Company Plan in the ordinary course of business;

(p)	except as set forth on Schedule 6.1(p), compromise or settle any claim or proceeding that (i) requires payment to or by the Company or any Company Subsidiary after the Closing or (ii) imposes restrictions on the Company and any Company Subsidiary or any of their respective affiliates, or waive any material rights or claims under any Contract to which the Company or any Company Subsidiary is a party; or

(q)	authorize or agree to take any of the foregoing actions.

Notwithstanding anything to the contrary contained herein, nothing contained in this Agreement will give Buyer, directly or indirectly, rights to control or direct the business or operations of the Company and the Company Subsidiaries prior to the Closing in violation of applicable Law.

6.2	Access to Information; Confidentiality; Public Announcements

(a)

Subject to the immediately following sentence, during the period from the date of this Agreement to the earlier of the Closing Date and the termination of this Agreement in accordance with Article 8, the Sellers shall, and shall cause their Affiliates to give the Buyer and its authorized Representatives reasonable access during normal business hours to (i) all books, records, contracts, data, files, offices and other facilities and properties in respect of the Company and the Company Subsidiary as the Buyer, or its authorized Representatives may from time to time reasonably request and (ii) the employees of the Company and the Company Subsidiaries, upon reasonable prior notice and to the extent their assistance is reasonably necessary; provided, however, that the Buyer and its authorized Representatives shall use their commercially reasonable efforts to minimize any disruption to the employees, businesses or operations of the Company. Notwithstanding anything to the contrary in this Agreement, neither the

Company nor any Company Subsidiary shall be required to disclose any information to the Buyer, or its authorized Representatives, with respect to any Excluded Assets or Excluded Employees or if doing so could (i) violate any agreement or foreign, federal, state, provincial, municipal or local Law to which the Company or any Company Subsidiary is a party or to which the Company or any Company Subsidiary is subject, (ii) result in the disclosure of competitively sensitive information regarding the Company or any Company Subsidiary or (iii) result in the waiver of any legal privilege or work product protection of the Company, any Company Subsidiary or the Sellers.

(b)	Any information provided to or obtained by the Buyer or its authorized Representatives pursuant to Section 6.2(a) shall be subject to the Mutual Nondisclosure Agreement, dated as of February 17, 2016, by and between Parent and the Buyer (the Confidentiality Agreement), and shall be held by the Buyer in accordance with and be subject to the terms of the Confidentiality Agreement. Notwithstanding anything to the contrary herein, the terms and provisions of the Confidentiality Agreement shall survive the termination of this Agreement in accordance with the terms therein. In the event of the termination of this Agreement for any reason, the Buyer shall comply with the terms and provisions of the Confidentiality Agreement. The Confidentiality Agreement shall terminate on the Closing Date.

(c)	For a period of five (5) years from and after the Closing, each Seller shall not, and shall procure that its representatives, Affiliates and Affiliates’ representatives will not, directly or indirectly, without the prior written consent of the Buyer, disclose to a third party, any information involving or relating to the Company and the Company Subsidiaries; provided, that the information subject to this Section 6.2(c) will not include any information that (i) is or becomes generally available to the public other than as a result of a disclosure in violation hereof; (ii) is or becomes available to such person on a non-confidential basis from a source not known or reasonably believed to be prohibited by a contractual, legal, or fiduciary obligation to the Company or any Company Subsidiary from disclosing such information; (iii) is independently developed, conceived, or discovered; provided, further, that the provisions of this Section 6.2(c) will not prohibit any retention of copies of records or disclosure (A) required by any applicable Law so long as prior notice, when reasonably practicable, is given to the Buyer of such disclosure and a reasonable opportunity is afforded the Buyer to contest the same (it being agreed that the disclosure of financial or other information regarding the Company or any Company Subsidiary as required by Parent’s public reporting obligations, shall not require any prior notice or right of the Buyer to contest); provided that if, in the absence of a protective order, the Sellers or their respective Affiliates, is, based on the advice of counsel, compelled as a matter of Law to disclose such information, such Person may disclose only that part of the information as required to be disclosed or (B) made in connection with the defense of any claim or enforcement of any right or remedy relating to this Agreement or the transactions contemplated thereby.

(d)	No party will issue or cause the publication of any press release or other public announcement that discusses this Agreement or the transactions contemplated hereby in any material respect without first providing a copy of the text of such release or announcement to the other parties hereto and allowing the other parties reasonable time to comment on such release or announcement in advance of its issuance and considering in good faith such comments; provided, however, that nothing herein will prohibit any party from (a) issuing or causing publication of any such press release or public announcement to the extent that such disclosure is required by applicable Law, rule, regulation, order or otherwise of any Governmental Authority or stock exchange regulations, in which case the party making such determination will, if practicable in the circumstances, use reasonable efforts to allow the other parties reasonable time to comment on such release or announcement in advance of its issuance and (b) making publications or other public announcement that are materially consistent with information previously publicly disclosed regarding this Agreement or the transactions contemplated hereby.

(e)	From and after the Closing Date, in connection with any required disclosure, required reporting to a Governmental Authority pursuant to applicable Law or to the extent necessary to comply with its obligations or exercise its rights under this Agreement, and solely with respect to the Company and the Company Subsidiaries, the Buyer shall, and shall cause its Affiliates (including, from and after the Closing, the Company and each Company Subsidiary) to give the Sellers and their authorized Representatives reasonable access, during normal business hours, to (i) the books, records, contracts, data, files, offices and other facilities and properties of the Buyer in respect of the Company and the Company Subsidiaries as the Sellers, or their authorized Representatives may from time to time reasonably request and (ii) the employees of the Buyer and its Subsidiaries in respect of the Company and the Company Subsidiaries to the extent their assistance, expertise, testimony, notes and recollections or presence is necessary to assist the Sellers and their Representatives in connection with inquiries for any of the purposes referred to above; provided, however, that the Sellers and their authorized Representatives shall use their commercially reasonable efforts to minimize any disruption to the businesses or operations of the Company. Notwithstanding anything to the contrary in this Agreement, after the Closing, neither the Buyer nor its Affiliates shall be required to disclose any information to the Sellers, or their authorized Representatives, if doing so could (i) violate any agreement or foreign, federal, state, provincial, municipal or local Law, rule or regulation to which the Buyer or its Affiliates is a party or to which the Buyer or its Affiliates is subject, (ii) result in the disclosure of competitively sensitive information regarding the Buyer or its Affiliates or (iii) result in the waiver of any legal privilege or work product protection of the Buyer or its Affiliates; provided, further, that no auditor or accountant of the Buyer or any of its Subsidiaries shall be obligated to make any work papers (to the extent) available to any person unless and until such person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditor or accountant; provided, further, that if the Sellers and their respective Affiliates, on the one hand, and the Buyer or its Subsidiaries, on the other hand, are in an adversarial relationship in litigation or arbitration, the furnishing of information, documents or records in accordance with this Section 6.2(e) shall be subject to applicable rules relating to discovery.

6.3	Filings and Authorizations; Consummation

(a)	Subject to the terms and conditions of this Agreement, each of the parties hereto shall use its reasonable best efforts to take, agree to take, or cause to be taken, any and all actions and to do, or cause to be done, any and all things necessary, proper or advisable under applicable Law or otherwise, so as to, as promptly as practicable, consummate the transactions contemplated by this Agreement and the Ancillary Agreements. Each of the parties hereto shall, and shall cause their respective Affiliates to, unless otherwise mutually agreed by the parties, within twenty (20) Business Days after the date hereof, file or supply, or cause to be filed or supplied in connection with the transactions contemplated herein, all notifications and information required to be filed or supplied pursuant to the HSR Act. The Buyer acknowledges and agrees that it shall pay and shall be solely responsible for the payment of all filing fees under the HSR Act.

(b)

Each of the parties hereto, as promptly as practicable, shall, and shall use reasonable best efforts to cause their respective Affiliates to, make, or cause to be made, all filings and submissions (other than those contemplated by Section 6.3(a)) under laws, rules and regulations applicable to it, or to its Subsidiaries and Affiliates, as may be required for it to consummate the transactions contemplated herein (including filings necessary to obtain the Section 19(b) Approval) and use its reasonable best efforts to obtain, or cause to be obtained, all authorizations, approvals, consents and waivers (other than those contemplated by Section 6.3(a)) from all Persons and Governmental Authorities necessary to be obtained by it, or its Subsidiaries or Affiliates, in order for it to consummate such transactions. Without limiting any of the representations, warranties or covenants set forth in this Agreement or the right to indemnification for any inaccuracy or breach of such representation, warranty or covenant pursuant to Article 9, the Buyer acknowledges that certain consents and waivers with respect to the transactions contemplated by this Agreement may be required from parties to contracts to which the Company or a Company Subsidiary is a party, such consents and waivers have not been and may not be obtained. Without limiting any of the representations, warranties or covenants set forth in this Agreement or the right to indemnification for any inaccuracy or breach of such representation, warranty or covenant pursuant to Article 9, the Buyer agrees that the Sellers and their respective Affiliates shall not have any liability to the Buyer arising out of or relating to the failure to obtain any consents or waivers from parties to contracts to which the Company or a Company Subsidiary is a party that may be required in connection with the transactions contemplated by this Agreement or because of the termination of any such contract as a result thereof, and that no such failure or termination shall result in the failure of any condition set forth in Article 7; provided that, notwithstanding the foregoing, prior to the Closing, the Sellers shall ensure that, together with the IP License Agreement, the Company and the Company Subsidiaries shall have all licenses or other approvals (including from third parties) required for the Company and the Company Subsidiaries to use T7 platform during the period contemplated by the IP License Agreement and that any expense to third parties for such licenses per annum during such period shall not exceed the amounts paid to such third parties during 2015, a good faith estimate of which is set forth on Schedule 6.3(d).

(c)	The parties hereto shall, and shall cause their respective Affiliates to, coordinate and cooperate with one another in exchanging and providing such information to each other and in making the filings and requests referred to in Sections 6.3(a) and 6.3(b). The parties hereto shall, and shall cause their respective Affiliates to, supply such reasonable assistance as may be reasonably requested by any other party hereto in connection with the foregoing.

(d)	Notwithstanding anything to the contrary herein, the Buyer shall, and shall cause its Affiliates to, use its reasonable best efforts to take all actions and to obtain, or cause to be obtained, all authorizations, approvals and consents under applicable Antitrust Laws as may be required for it to consummate the transactions contemplated hereby; provided, however, that neither the Buyer nor any of its Subsidiaries shall be required to (i) propose, negotiate, commit to, and effect, by consent decree, hold separate order, or otherwise, the sale, divestiture, licensing or disposition of any assets, properties or businesses of the Buyer, the Company or any of their respective Subsidiaries, or (ii) accept any operational restrictions or otherwise take or commit to take any actions that limit the Buyer’s or any of its Subsidiaries’ freedom of action with respect to, or its ability to retain, any of the assets, properties, licenses, rights, product lines, operations or businesses of the Buyer, the Company or any of their respective Subsidiaries. In the event that any litigation or other administrative or judicial action is commenced seeking to prevent, impede or delay the consummation of any of the transactions contemplated by this Agreement, each of the parties hereto shall cooperate with each other and use its respective reasonable best efforts to defend, contest and resist any such litigation, action or proceeding in order to avoid entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order that may result from such litigation, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

(e)

Each party hereto shall promptly inform the other parties of any material communication from any Governmental Authority (including the Federal Trade Commission and the Department of Justice) regarding any of the transactions contemplated by this Agreement. If any party or any Affiliate thereof receives a request for additional information or documentary material from any such Governmental Authority with respect to the transactions contemplated by this Agreement, then such party will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. To the extent required pursuant to the immediately preceding sentence, the parties will provide truthful and accurate information and documentation to the applicable Governmental Authority; provided, that each party shall only be liable for the truth and accuracy of the information and documentation provided by such party and such party’s Affiliates. None of the parties to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation (including any settlement of the investigation), litigation or other inquiry relating to the matters that are the subject of this Agreement unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such meeting. Buyer will advise the Company and the Sellers promptly in respect of any understandings, undertakings or agreements (oral or written) which the Buyer proposes to make or enter into with any Governmental Authority (including the Federal Trade Commission and the Department of Justice) in connection with the transactions contemplated by this Agreement.

(f)	The Buyer shall not, and shall not permit any of its Affiliates to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consent, approval, authorization, declaration, waiver, license, franchise, permit, certificate or order of, or the expiration or termination of any applicable waiting period required by, any Governmental Authority necessary to consummate the transactions contemplated hereby, in each case, where such consent, approval, authorization, declaration, waiver, license, franchise, permit, certificate, order or expiration is necessary to satisfy a condition set forth in Section 7.1, (ii) materially increase the risk of any Governmental Authority entering an order prohibiting the consummation of the transactions contemplated hereby or (iii) materially delay the consummation of the transactions contemplated hereby.

(g)	Prior to the Closing, the Sellers shall and shall cause the Company and the Company Subsidiaries to, and shall use their reasonable best efforts to cause its and their respective Representatives to, provide all reasonable cooperation that is necessary, customary or advisable and reasonably requested by the Buyer to assist the Buyer in the arrangement of any third party financing for the purpose of financing the transactions contemplated hereby (the Financing), including: (i) participating in meetings, presentations and due diligence sessions and (ii) assisting with the preparation of materials for presentations, memoranda and similar documents required in connection with the Financing; provided, however, that (x) nothing herein shall require such cooperation to the extent it would (A) unreasonably disrupt the conduct of the business of the Sellers the Company or any Company Subsidiary or (B) require the Sellers or any of their Subsidiaries to agree to pay any fees, reimburse any expenses or otherwise incur any cost or Liability prior to the Closing for which they are not promptly reimbursed or to give any indemnities and (y) any documentation executed by the Company of any of the Company Subsidiaries shall not become effective until the Closing.

6.4	Resignations

Subject to applicable Law, the Sellers shall use their commercially reasonable efforts to cause to be delivered to the Buyer on or prior to the Closing Date such resignations of members appointed by the Sellers or an Affiliate of the Sellers of the board of directors (or similar governing body) of the Company and, as applicable, each of the Company Subsidiaries as requested in writing by the Buyer not less than ten (10) Business Days prior to the Closing, such resignations to be effective concurrently with the Closing.

6.5	Further Assurances

From and after the Closing Date, each of the parties hereto shall and shall cause their respective Affiliates to execute such documents (including any assignments, bills of sale, assumption agreements,

consents and other similar instruments in addition to those required by this Agreement) and perform such further acts as may be reasonably required to carry out the provisions hereof and the actions contemplated hereby.

6.6	Officer and Director Indemnification and Insurance

(a)	The Buyer agrees that all rights to indemnification and exculpation from liability for acts or omissions occurring on or prior to the Closing Date now existing in favor of the current or former directors, managers, officers or employees of the Company and the Company Subsidiaries, as provided in the respective constituent documents or in indemnification agreements, shall survive the Closing Date and shall continue in full force and effect in accordance with their respective terms for a period of not less than six (6) years after the Closing Date.

(b)	On or prior to the Closing Date, the Sellers shall cause the Company to obtain (at the Buyer’s sole cost and expense) a non-cancelable run-off insurance policy, for a period of six (6) years after the Closing Date to provide insurance coverage for events, acts or omissions occurring on or prior to the Closing Date for those individuals who are covered by the directors’ and officers’ and corporate liability insurance policy or policies provided for directors and officers of the Company and the Company Subsidiaries as of the date hereof on terms comparable in all material respects to such policy.

6.7	Termination of Affiliate Obligations

On or before the Closing Date, except pursuant to an Ancillary Agreement or as set forth on Schedule 6.7, all liabilities and obligations between the Company or any Company Subsidiary, on the one hand, and one or more of its Affiliates (including the Sellers but not including the Company or the Company Subsidiaries or employees of the Company or any Company Subsidiary), on the other hand, including (i) any and all Indebtedness or intercompany accounts between the Company or any Company Subsidiary on the one hand, and one or more of its Affiliates (including the Sellers but not including the Company or the Company Subsidiaries), on the other hand, and (ii) any and all Contracts (other than this Agreement and any Ancillary Agreement contemplated herein) between the Company or any Company Subsidiary, on the one hand, and one or more of its Affiliates (including the Sellers but not including the Company or the Company Subsidiaries), on the other hand, shall be terminated in full, without any liability for the Company or any Company Subsidiary thereof following the Closing.

6.8	Employee Matters

(a)

From and after the Closing Date until the first anniversary thereof, for so long as each employee of the Company or the Company Subsidiaries remains employed with the Buyer or its Subsidiaries following the Closing Date, the Buyer shall, or shall cause the Company and each Company Subsidiary to, provide (i) a base salary or base wages to each employee of the Company and each Company Subsidiary at an annual or hourly rate, as applicable, that is no less than the annual or hourly rate, as applicable, of the base salary or base wages that were provided to such employee immediately prior to the Closing, (ii) employee benefits (excluding severance) to each employee of the Company or any Company Subsidiary that are no less favorable in the aggregate than the employee benefits (excluding severance) provided to similarly situated employees of the Buyer, provided that, for purposes of this clause (ii), the employee benefits generally provided to employees of the Company and the Company Subsidiaries as of immediately prior to the Closing shall be deemed to be no less favorable in the aggregate than those provided to similarly situated employees of the Buyer, it being understood that the employees of the Company and Company Subsidiaries may commence participation in the Buyer’s benefit plans at such times as are determined by the Buyer, and (iii) severance benefits to each employee of the Company or any Company Subsidiary in the aggregate no less favorable than the severance benefits available to each such employee pursuant to the Company Plans; provided, however, that nothing herein shall preclude the Buyer, the Company or any Company Subsidiary from terminating the employment of any employee at any time after the Closing.

(b)	The Buyer shall use commercially reasonable efforts to cause services rendered by employees of the Company and each Company Subsidiary prior to the Closing Date to be taken into account for purposes of participation, coverage, vesting and level of benefits (but not for purposes of benefit accruals under any defined benefit pension plan or for any purpose under and retiree or post-termination welfare plan or any grandfathered or frozen plan), as applicable, under the employee benefit plans, programs, policies and arrangements of the Buyer and its subsidiaries (including the Company and each Company Subsidiary) from and after the Closing Date, to the same extent that such service was taken into account under corresponding plans of the Company and each Company Subsidiary for such purposes; provided, however, that nothing herein shall result in the duplication of any benefits. Without limiting the foregoing, employees of the Company and each Company Subsidiary will not be subject to any pre-existing condition or limitation under any health or welfare plan of the Buyer or its Subsidiaries (including the Company and each Company Subsidiary) for any condition for which such employee would have been entitled to coverage under the corresponding plan of the Company and each Company Subsidiary in which such employee was eligible to participate immediately prior to the Closing Date. The Buyer shall use commercially reasonable efforts to cause employees of the Company and each Company Subsidiary to be given credit under such plans for co-payments made, and deductibles satisfied, prior to the Closing Date.

(c)	Effective as of no later than one day prior to the Closing Date, the Sellers shall (i) cause each of the employees listed on Schedule 6.8(c) (the Excluded Employees) to cease to be employed by the Company or any Company Subsidiary, (ii) cause the Subsidiaries of Parent other than the Company or any Company Subsidiary to cease being participating employers in any Company Plan, (iii) assume or retain all Liabilities relating to the Excluded Employees and any other current or former employees, directors or other service providers of the Sellers and their Affiliates (including all Liabilities relating to the employment or service relationship and compensation and benefits of any such individual), but excluding any such Liabilities relating to individuals who are employed by the Company and the Company Subsidiaries as of the Closing Date or whose last day of employment with the Sellers and their Affiliates was with the Company or the Company Subsidiaries, and (iv) assume or retain all Liabilities relating to or arising under Company Plans and any other compensation or employee benefit plans, agreements, arrangements, policies or practices, in each case, that are maintained by the Sellers and their Affiliates other than the Company and the Company Subsidiaries (the Liabilities specified in this Section 6.8(c) collectively, the Retained Employee Liabilities).

(d)

If requested by the Buyer not less than ten (10) Business Days before the Closing Date, the Company shall use reasonable best efforts to adopt resolutions and take such corporate action as is necessary to terminate the Company Plans that are Tax-qualified defined contribution plans (collectively, the Company DC Plan), effective as of the day prior to the Closing Date and contingent upon the consummation of the transactions contemplated by this Agreement. The form and substance of such resolutions and any other actions taken in connection with the foregoing termination shall be subject to the reasonable review and approval of the Buyer, which approval shall not be unreasonably withheld. Upon the distribution of the assets in the accounts under the Company DC Plan to the participants, the Buyer shall permit such participants who are then actively employed by the Buyer or its Subsidiaries (including the Company and the Company Subsidiaries) to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code), in the form of cash or, in respect of participant loans, notes, from the Company DC Plan to the applicable tax-qualified defined contribution plans of the Buyer or its Subsidiaries. As of no later than one day prior to the Closing Date, the Sellers shall contribute (and fully fund) an amount equal to the salary deferral and other contributions (if any) of each participant through the Closing Date and may elect to cause the Company and its Affiliates to contribute (and fully fund) a matching contribution to each eligible participant’s account at the level contributed by the Company and its Affiliates to eligible participants’ accounts generally during the full plan year preceding the year in which the Closing occurs, but treating the Closing Date as if it were the last day of the plan year (a Pro-Rata Matching Contribution); provided that, if the Company DC Plan is not to be terminated in accordance with this Section 6.8(d), prior to the date of making such contribution, the Company DC Plan and any employee communications with respect to the Company DC Plan shall be amended or clarified to provide that the matching contribution with respect to the portion of the plan year in which the Closing occurs that elapses following the Closing Date shall be reduced by the Pro-Rata Matching Contribution for the period between the Closing Date and the end of the plan year. If the Sellers elect to cause the Company to make a Pro-Rata Matching Contribution, the Company shall use reasonable best efforts to adopt resolutions and take such corporate action as is necessary to implement the Pro-Rata Matching Contribution. The form and substance of such resolutions and any other actions taken in connection with the Pro Rata Matching Contribution shall be subject to the reasonable review and approval of the Buyer. If the Sellers do not elect to cause the Company to make a Pro-Rata Matching Contribution, a current liability equal to the Pro-Rata Matching Contribution that would have been payable pursuant to this Section 6.8(d) shall be included in the Estimated Closing Working Capital set forth on the Working Capital Statement.

(e)	On and after the date hereof, any employee notices or communication materials (including any website posting) with respect to employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the transactions contemplated by this Agreement (except for such notices or communications directed solely to Excluded Employees regarding matters with respect to which the Company and the Company Subsidiaries shall not have any Liability), shall be subject to the prior prompt review and comment of the other party, and the party seeking to distribute any such notice or communication shall consider in good faith revising such notice or communication to reflect any comments or advice that the other party timely provides. If requested by the Buyer prior to the Closing Date, the Company shall promptly deliver any such notices or communications to the employees of the Company and the Company Subsidiaries (including notices or communications regarding offers of employment and employee retention).

(f)	Notwithstanding anything to the contrary herein, nothing contained in this Section 6.8 shall (i) confer any rights, remedies or claims upon any current or former employee of the Company or any Company Subsidiary or participant or beneficiary in any Company Plan or any other employee benefit plan of the Sellers or any of their respective Affiliates, (ii) be considered or deemed an amendment of any Company Plan or any other employee benefit plan of the Sellers or any of their respective Affiliates or (iii) alter or limit the ability of the Buyer or any of its Affiliates (including the Company and the Company Subsidiaries) to amend, modify or terminate any Company Plan or any other compensation or benefit or employment plan, program, agreement or arrangement on or after the Closing Date. None of the employees of the Company or any Company Subsidiary are intended to be third party beneficiaries under, and shall have no rights in respect of, the provisions of this Section 6.8.

6.9	Release of Letters of Credit and Specified Guarantees

The Buyer and the Sellers shall (and the Sellers shall cause the Company and the Company Subsidiaries to) use commercially reasonable efforts to cause all lenders or other sureties to be unconditionally released in full from any liability or obligation in respect of any surety, performance bond or letter of credit issued for the account of the Company or the Company Subsidiaries set forth on Schedule 6.9 hereto (such sureties, performance bonds, letters of credit to the extent set forth on Schedule 6.9, the Released Obligations) or in connection with any liability or obligation of the Company or any Company Subsidiary with respect to any Released Obligation, without further recourse to any such

Person as promptly as practicable after being notified of the same by the Sellers. If any Released Obligation is not unconditionally released or extinguished in full on or prior to the Closing, the Buyer and the Sellers shall (and the Sellers shall cause the Company and the Company Subsidiaries to) use commercially reasonable efforts to cause the Buyer or one of its controlled Affiliates (including the Company or any Company Subsidiaries) to be substituted for the Sellers and any of their respective Affiliates, and for the Sellers and any of their respective Affiliates to be unconditionally released, in respect of all obligations of the Sellers and any of their respective Affiliates under any Released Obligation. The Buyer shall indemnify and hold harmless, the Sellers, and any of their respective Affiliates from and against any Losses suffered or incurred by it in connection with any of the foregoing Released Obligations from and after the Closing.

6.10	Tax Matters

(a)	Subject to the limitations contained in Section 6.10(c), from and after the Closing, the Sellers shall indemnify the Buyer Indemnified Persons (including, for the avoidance of doubt, the Company) and hold them harmless from and against any and all (i) Taxes of the Company and Company Subsidiaries for all Pre-Closing Tax Periods, (ii) Taxes of any member of an affiliated, consolidated, combined, or unitary group of which the Company or Company Subsidiaries (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation §1.1502-6 or any analogous or similar state, local, or non-U.S. law or regulation, (iii) Taxes of any Person (other than the Company and Company Subsidiaries) imposed on the Company or any Company Subsidiaries as a transferee or successor, by contract or pursuant to any law, rule or regulation, which Taxes relate to an event or transaction occurring before the Closing, (iv) Taxes of or imposed on any of the Sellers for any taxable period, (v) Taxes imposed on, arising from or attributable to (A) any transaction contemplated by Section 6.11 or (B) any transaction outside the ordinary course of business undertaken by or with respect to the Company or any Company Subsidiary on or prior to the Closing in anticipation of the transactions contemplated by this Agreement, (vi) Taxes resulting form, arising out of or relating to any inaccuracy or breach as of the date hereof or the Closing Date of the representations and warranties set forth in Section 4.12 (provided, that any inaccuracy or breach of the representations and warranties of the Company contained in Section 4.12 shall be determined without reference to the terms “material,” “Material Adverse Effect” and other similar qualifications as to materiality contained in or otherwise applicable to such representations and warranties), (vii) Taxes resulting from, arising out of or relating to any breach of covenants or agreements of the Sellers in this Agreement, (viii) Taxes of the Company and Company Subsidiaries arising as a result of any adjustment of the Interest Expense Carryforward Amount pursuant to a Final Determination, and (ix) costs and expenses (including reasonable attorneys’ fees and expenses) attributable to any item described in clauses (i) through (viii) above.

(b)	Notwithstanding anything to the contrary herein (including Article 9), the Sellers’ indemnity and payment obligations under this Section 6.10 and the procedures relating thereto shall be governed exclusively by this Section 6.10, and the provisions of Article 9 (other than Sections 9.4(c), 9.4(d), 9.4(f), 9.5, 9.6 and 9.8) shall not apply. The representations and warranties contained in Section 4.12 and the indemnity and payment obligations set forth in this Section 6.10 shall survive until the three-month anniversary of the expiration of the applicable statutes of limitations (giving effect to any waiver, mitigation, or extension thereof).

(c)

Each Tax Return for any taxable year of the Company and Company Subsidiaries (i) ending on or prior to the Closing Date that are due after the Closing Date (each, a Pre-Closing Tax Return) or (ii) beginning before the Closing Date and ending after the Closing Date (each, a Straddle Tax Return and, together with the Pre-Closing Tax Returns, the Pre-Closing/Straddle Tax Returns) shall be based on the same tax accounting methods and elections as used for the taxable period immediately preceding the period of such Tax Return, except as otherwise required by Law or as agreed by the Buyer and the Sellers. The Buyer shall be responsible for preparing each such Pre-Closing/Straddle Tax Return. The Buyer shall provide a draft of each such Pre-Closing/Straddle Tax Return to the Sellers for their review and comment at least forty-five (45) days before the due date for such filing, taking into account any extensions of such due date. The Buyer shall make changes to such Pre-Closing/Straddle Tax Returns as the Sellers reasonably request at least twenty-five (25) days before the applicable due date; provided, however, it shall not be reasonable for the Sellers to request any revision that is (1) not consistent with applicable Law or (2) except to the extent clearly necessary to comply with applicable Law, would increase the Buyer’s liability for Taxes for any taxable year. If the Sellers object to any item on any such Pre-Closing/Straddle Tax Return, it shall, within twenty (20) days after delivery of such Tax Return, notify the Buyer in writing that it so objects, specifying with particularity any such item and stating the specific factual or legal basis for any such objection. If a notice of objection shall be duly delivered, the Buyer and the Sellers shall negotiate in good faith and use their reasonable best efforts to resolve such items. If the Buyer and the Sellers are unable to reach such agreement within ten (10) days after receipt by the Buyer of such notice, the disputed items shall be resolved by the Accounting Firm and any determination by the Accounting Firm shall be final. The Accounting Firm shall resolve any disputed items within twenty (20) days of having the item referred to it pursuant to such procedures as it may require. If the Accounting Firm is unable to resolve any disputed items before the due date for such Pre-Closing/Straddle Tax Return, the Tax Return shall be filed as prepared by the Buyer and then amended to reflect the Accounting Firm’s resolution. All reasonable out-of-pocket third-party costs, fees and expenses incurred in connection with the preparation and filing of any (x) Pre-Closing Tax Return shall be borne and paid by the Sellers and (y) any Straddle Tax Returns shall be borne equally by (a) the Buyer and (b) the Sellers. The Sellers shall pay any Taxes shown as due and payable (i) on any Pre-Closing Tax Return and (ii) in respect of the Pre-Closing Tax Period on any Straddle Tax Return, in each case, without limitation, to the Buyer no later than the later of (x) five (5) days prior to the due date for filing the relevant Pre-Closing/Straddle Tax Return (taking into account extensions) or (y) ten (10) days after demand therefor. The Buyer shall be responsible for preparing each Tax Return for any taxable year of the Company and Company Subsidiaries beginning after the Closing Date.

(d)	The Buyer, on the one hand, and the Sellers, on the other hand, agree to cooperate (and to cause their respective Subsidiaries and Affiliates to cooperate) with each other to the extent reasonably required after the Closing Date in connection with the preparation, execution and filing of all Tax Returns, contests concerning the application of any Tax or the amount of Tax due for any taxable year and audits and other proceedings conducted by any Taxing Authority with respect to any taxable year.

(e)	In the case of Taxes that are payable with respect to a taxable period that begins before and ends after the Closing Date, the portion of any such Taxes that are treated as pre-closing Taxes for purposes of this Agreement shall be:

(i)	in the case of Taxes (A) based upon, or related to, income, receipts, profits, wages, capital or net worth, (B) imposed in connection with the sale, transfer or assignment of property or (C) required to be withheld, deemed equal to the amount which would be payable if the taxable year ended with the Closing Date; and

(ii)	in the case of other Taxes, deemed to be the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of days in the period ending on the Closing Date and the denominator of which is the number of days in the entire period.

(f)

Any refunds of or credits against Taxes (including any interest paid or credited with respect thereto) of, or with respect to, the Company and Company Subsidiaries that are attributable or allocable to any Pre-

Closing Tax Period will be for the benefit of the Sellers, except to the extent such refund or credit results from a carryback or utilization of any loss or other item arising in a Post-Closing Tax Period. The Buyer will pay the amount of any such refunds (reduced by any Taxes and other reasonable third-party expenses incurred in obtaining, receiving or accruing such refunds) (whether received as a refund or as a credit against Taxes otherwise currently payable) as directed by the Sellers within ten (10) days of receipt.

(g)	Except as required by applicable Law, the Buyer will not, and, following the Closing, will cause the Company and Company Subsidiaries not to, (i) make any amendment of any Tax Return of the Company or Company Subsidiaries to the extent such Tax Return relates to any Pre-Closing Tax Period without the Sellers’ prior written consent (which consent will not be unreasonably withheld, conditioned or delayed) or (ii) make any election that has retroactive effect to any Pre-Closing Tax Period without the Sellers’ prior written consent (which consent will not be unreasonably withheld, conditioned or delayed).

(h)	Any and all Tax Sharing Agreements shall be terminated as to the Company and the Company Subsidiaries as of the Closing Date and, from and after the Closing Date, neither the Company nor any Company Subsidiary shall be obligated to make any payment pursuant to any such Tax Sharing Agreement for any past or future period.

6.11	Reorganization Transactions

(a)	Prior to the Closing Date, at the Sellers’ sole cost and expense, the Sellers shall, or shall cause the Company or a Company Subsidiary to, use their reasonable best efforts to transfer to Deutsche Boerse Systems Inc. or another Person that will remain a direct or indirect Subsidiary of a Seller after the Closing all of the Company’s or any Company Subsidiaries’ right, title and interest in and to the Excluded Assets. Sellers currently contemplate that such transfer shall occur as described in Schedule 6.11(a), and, to the extent that they desire to change the manner of such transfer, Sellers shall inform the Buyer of such change prior to undertaking such transfer. To the extent that any transfer contemplated by this Section 6.11(a) shall not have been consummated prior to the Closing Date, the parties shall, at the Sellers’ sole cost and expense, use their reasonable best efforts to effect such transfer as soon as possible following the Closing Date. The parties and their respective Subsidiaries shall cooperate and use their reasonable best efforts to seek to obtain, in accordance with applicable Law, any necessary authorizations, approvals, consents, waivers and/or conditions for the transfer of such Excluded Assets to the fullest extent permitted by applicable Law; provided, that, neither the Buyer nor its Affiliates (including the Company and the Company Subsidiaries) shall be required to compensate any third party, commence or participate in any Action or offer or grant any accommodation (financial or otherwise) to any Person to obtain any such consent. In the event that any such transfer has not been consummated prior to the Closing Date, from and after the Closing Date, at the Sellers’ sole cost and expense, the Buyer shall, and shall cause the Company and the Company Subsidiaries to, thereafter hold such Excluded Assets in trust for the use and benefit of the Sellers (at the expense of the Sellers). In addition, at the Sellers’ sole cost and expense, the Buyer shall, and shall cause the Company and the Company Subsidiaries to, insofar as reasonably possible and to the extent permitted by applicable Law, treat such Excluded Asset in the ordinary course of business consistent with past practice and take such other actions as may be reasonably requested by the Sellers (at the expense of the Sellers).

(b)	As promptly as reasonably practicable, at the Sellers’ sole cost and expense, the Sellers shall, pursuant to the IP Assignment Agreement, assign, or caused to be assigned, to the Company, a Company Subsidiary or a designee of the Buyer that certain Intellectual Property that is currently exclusively licensed to Longitude SA pursuant to that certain Exclusive License and Distribution Agreement between Finnovation SA and Longitude SA dated as of August 2, 2012 (the transactions contemplated by Section 6.11(a) and this Section 6.11(b), the Reorganization Transactions).

(c)	Sellers agree to pay all Tax Liabilities and other Liabilities arising from or as a result of the Reorganization Transactions whether arising before or after the Closing.

6.12	Covenant Not to Sue

From and after the Closing Date:

(a)	Sellers irrevocably covenant and agree that they shall not, and shall cause their Affiliates not to, directly or indirectly, sue or initiate, be a party to, authorize, voluntarily assist in or otherwise assert or participate in any way with respect to any action or proceeding against the Company and/or the Company Subsidiaries for any infringement, misappropriation or other violation of any Intellectual Property owned by a Seller or any Affiliate of a Seller immediately prior to the Closing existing and used by, or held for use for by, the Company or the Company Subsidiaries as of the Closing to conduct their businesses as conducted on the date of this Agreement (Company-Required IP). It is agreed that nothing in this Agreement shall be construed as (i) creating any obligation on the Sellers and their Affiliates to bring or prosecute actions against third parties for infringement, misappropriation or other violation of any Company-Required IP, (ii) creating any obligation on the Sellers and their Affiliates to secure and/or maintain any Company-Required IP, or (iii) preventing the Company and the Company Subsidiaries or any of their Affiliates after the Closing from developing or modifying the Company-Required IP after the date of this Agreement; and

(b)	the Buyer, the Company and the Company Subsidiaries irrevocably covenant and agree that they shall not, and shall cause their Affiliates not to, directly or indirectly, sue or initiate, be a party to, authorize, voluntarily assist in or otherwise assert or participate in any way with respect to any action or proceeding against Sellers and/or their Affiliates for any infringement, misappropriation or other violation of any Intellectual Property owned by the Company or any Company Subsidiary immediately prior to Closing existing and used by, or held for use for by, Sellers or their Affiliates (other than the Company or any Company Subsidiary) as of the Closing to conduct their businesses as conducted on the date of this Agreement (Seller-Required IP). It is agreed that nothing in this Agreement shall be construed as (i) creating any obligation on the Buyer, the Company, the Company Subsidiaries and their Affiliates to bring or prosecute actions against third parties for infringement, misappropriation or other violation of any Seller-Required IP, (ii) creating any obligation on the Buyer, the Company, the Company Subsidiaries and their Affiliates to secure and/or maintain any Seller-Required IP, or (iii) preventing the Sellers and their Affiliates (other than the Company or any Company Subsidiary) from developing or modifying the Seller-Required IP after the date of this Agreement to conduct their businesses as conducted on the date of this Agreement.

(c)	Notwithstanding the foregoing, Company-Required IP shall exclude Intellectual Property that is licensed pursuant to the IP License Agreement.

6.13	Non-Solicitation

The Sellers agree that, for a period of six (6) months from the date of the Closing, without the prior written consent of the Buyer, the Sellers, their respective Affiliates and their Representatives acting on their behalf, will not, directly or indirectly, solicit, induce, attempt to induce or otherwise knowingly encourage any non-executive employee or consultant of the Company or any Company Subsidiary to terminate employment or engagement with the Company or any Company Subsidiary or hire, employ, or engage as a consultant, any non-executive employee or consultant of the Company or any of Company Subsidiary; provided, however, that the foregoing provision will not prevent the Sellers or their respective Affiliates from employing any such Person who responds to a general employment advertisement or whose employment was terminated by the Company (other than for cause).

(a)	The Buyer agrees that, for a period of six (6) months after the date of the Closing, without the prior written consent of the Sellers, the Buyer, its Affiliates and Representatives acting on its behalf, will not, directly or indirectly, solicit, induce, attempt to induce or otherwise knowingly encourage any Excluded Employee to terminate employment or engagement with an Affiliate of the Sellers or hire, employ, or engage as a consultant, any Excluded Employee; provided, however, that the foregoing provision will not prevent the Buyer or its Affiliates from employing any such Person who responds to a general employment advertisement or whose employment was terminated by the Sellers or an Affiliate of the Sellers (other than for cause).

6.14	Estimated Closing Working Capital

(a)	After the date that all of the conditions to the Closing set forth in Article 7 (other than those conditions that, by their terms, are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) shall have been satisfied or waived by the party entitled to waive the same, but no later than five (5) Business Days prior to the anticipated Closing Date, the Sellers shall cause the Company to deliver to the Buyer a statement (the Working Capital Statement), together with a certificate signed by the chief financial officer of the Company, setting forth the Company’s good-faith estimate of the Net Working Capital as of the anticipated Closing Date in the same form as the Reference Working Capital Statement (the Estimated Closing Working Capital), which may be a positive or negative number, and its good-faith estimate of Closing Cash as of the anticipated Closing Date (the Estimated Closing Cash). The Working Capital Statement and the calculation of the Estimated Closing Working Capital and Estimated Closing Cash shall be prepared in accordance with Accounting Principles and shall take into account any cash dividend or cash distribution described in Section 6.14(b). Between the delivery of the Working Capital Statement and the Closing Date, the Sellers shall provide the Buyer and its Representatives reasonable access to the Company’s and the Company Subsidiaries’ books, records and work papers relating to the Working Capital Statement for the purpose of evaluating the Working Capital Statement, the calculation of Estimated Closing Working Capital and the calculation of Estimated Closing Cash. The Sellers agree to reasonably consider the Buyer’s comments with respect to the Working Capital Statement and, to the extent necessary to conform to the Accounting Principles, to modify the Working Capital Statement and calculation of the Estimated Closing Working Capital and Estimated Closing Cash prior to the Closing, which revised statement and calculation shall be deemed to be the Working Capital Statement, the Estimated Closing Working Capital and the Estimated Closing Cash for all purposes under this Agreement.

(b)	The parties agree that, from the date of this Agreement until the Closing, the Company and the Company Subsidiaries shall be permitted to declare and pay one or more cash dividends or make cash distributions to the Sellers; provided that any such cash dividend or cash distribution shall be consistent with the Estimated Closing Working Capital and Estimated Closing Cash and shall not cause the sum of (i) the Estimated Closing Cash and (ii) the Estimated Closing Working Capital to be less than $4,000,000.

(c)	If the Estimated Closing Working Capital plus estimated Closing Cash shall be greater than $4,000,000, then, at the Closing, the Buyer shall pay to the Sellers an amount of cash equal to such excess; provided that the amount of Estimated Closing Cash shall not exceed $10,000,000.

6.15	Ancillary Agreements

The parties agree to use their reasonable best efforts to finalize the Ancillary Agreements (the terms of which shall be consistent with the term sheets attached to this Agreement) as soon as reasonably practicable following the date hereof. In the event that one or more Ancillary Agreements are not completed prior to the Closing Date, the parties agree that the term sheets attached to this Agreement shall be binding with respect to the parties hereto and shall be deemed to be the Ancillary Agreements.

7.	CONDITIONS PRECEDENT TO CLOSING

7.1	Conditions Precedent to Obligations of Each Party

The obligations of the Buyer and the Sellers to consummate the Closing are subject to the satisfaction on or prior to the Closing Date of the following conditions:

(a)	the waiting period (and any extension of such period) applicable to the consummation of the Closing under the HSR Act shall have expired or been terminated;

(b)	no temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Closing shall be in effect. No Law shall have been enacted or shall be deemed applicable to the Closing that makes the consummation of the Closing illegal; and

(c)	the Section 19(b) Approval shall have been obtained.

7.2	Conditions Precedent to Obligations of the Buyer

The obligations of the Buyer to consummate the Closing are subject to the satisfaction (or waiver by the Buyer in its sole discretion) of the following further conditions:

(a)	(i) the representations and warranties of the Sellers set forth in Section 4.17(a) (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date hereof and as of Closing Date as though made on and as of such date, (ii) the representations and warranties of the Sellers set forth in Section 4.5(e) (Capitalization; Title to Securities) and Section 4.6(b) (Subsidiaries) shall be true and correct in all material respects as of the date hereof and as of Closing Date as though made on and as of such date, and (iii) each of the other representations and warranties of the Sellers contained in this Agreement (disregarding any Material Adverse Effect, materiality or similar qualifiers therein) shall be true and correct as of the date hereof and as of Closing Date as though made on and as of such date (unless any such representations and warranties are made only as of a specific date, in which event such representations and warranties shall be true and correct as of such specified date), except where the failure of any such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b)	the Sellers shall have performed in all material respects all covenants, agreements and obligations required to be performed by them under this Agreement at or prior to the Closing Date; and

(c)	the Sellers shall have delivered to the Buyer a certificate dated the Closing Date and validly executed on behalf of each Seller by an appropriate executive officer certifying that the conditions specified in Section 7.2(a) and Section 7.2(b) have been satisfied.

7.3	Conditions Precedent to Obligations of the Sellers

The obligation of the Sellers to consummate the Closing is subject to the satisfaction (or waiver by the Sellers in their sole discretion) of the following further conditions:

(a)	the representations and warranties of the Buyer contained in this Agreement (disregarding any materiality or similar qualifiers therein) shall be true and correct as of the date hereof and the Closing Date as though made on and as of such date (unless any such representations and warranties are made only as of a specific date, in which event such representations and warranties shall be true and correct as of such specified date), except where the failure of the representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Buyer to perform its obligations under this Agreement;

(b)	the Buyer shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date; and

(c)	the Buyer shall have delivered to the Sellers a certificate dated the Closing Date and validly executed on behalf of the Buyer by an appropriate executive officer of the Buyer certifying that the conditions specified in Section 7.3(a) and Section 7.3(b) have been satisfied.

8.	TERMINATION

8.1	Termination

This Agreement may be terminated on or prior to the Closing Date as follows:

(a)	by the mutual consent of the Buyer and the Sellers;

(b)	at the election of the Buyer or the Sellers if the Closing Date shall not have occurred on or before March 9, 2017 (the Termination Date); provided, that in the event that at the Termination Date, all of the conditions in Article 7 (other than the conditions set forth in Sections 7.1) have been satisfied (other than conditions that by their nature can only be satisfied on the Closing Date), then the Buyer may, by written notice to the Sellers, extend the Termination Date to June 9, 2017 (the Extended Termination Date); provided, however, that the terminating party is not in breach of any representation, warranty, covenant or other agreement contained herein at the time of such termination so as to have caused any of the conditions set forth in Sections 7.1(a), 7.1(c), 7.2(a), 7.2(b), 7.3(a) or 7.3(b) (as applicable) not to be satisfied;

(c)	by the Buyer (if it is not in breach of its representations, warranties, covenants or agreements under this Agreement so as to cause any of the conditions set forth in Sections 7.3(a) or 7.3(b) not to be satisfied), upon written notice to the Sellers, if there has been a breach of any representation, warranty, covenant or agreement of the Sellers contained in this Agreement, which breach would cause any of the conditions set forth in Sections 7.2(a) or 7.2(b) to be incapable of being satisfied prior to the Termination Date; provided, however, if such breach is curable, then the Buyer shall have the right to terminate this Agreement if, within a reasonable period after giving of written notice to the Sellers specifying such breach, the Sellers do not use reasonable efforts to cure such breach;

(d)	by the Sellers (if neither Seller is in breach of its representations, warranties, covenants or agreements under this Agreement so as to cause any of the conditions set forth in Sections 7.2(a) or 7.2(b) not to be satisfied), upon written notice to the Buyer, if there has been a breach of any representation, warranty, agreement or covenant of the Buyer contained in this Agreement, which breach would cause any of the conditions set forth in Sections 7.3(a) or 7.3(b) to be incapable of being satisfied prior to the Termination Date; provided, however, if such breach is curable, then the Sellers shall have the right to terminate this Agreement if, within a reasonable period after giving of written notice to the Buyer specifying such breach, the Buyer does not use reasonable efforts to cure such breach;

(e)	if a court of competent jurisdiction or other Governmental Authority shall have issued an Order or enacted any Law permanently restraining, enjoining or otherwise prohibiting the consummation of the Closing and such Order or Law shall have become final and non-appealable.

8.2	Effect of Termination

If this Agreement is terminated in accordance with Section 8.1, this Agreement shall become void and of no further force and effect; provided, however, that none of the parties hereto shall have any liability in respect of a termination of this Agreement, except that the provisions of Section 6.2(b) (Confidential Information), Section 8.2 (Effect of Termination), Section 8.3 (Termination Fee), Section 10.1 (Expenses), Section 10.10 (Governing Law), Section 10.11 (Dispute Resolution Procedures) and Section 10.12 (Waiver of Jury Trial) shall survive the termination of this Agreement and that nothing herein shall relieve any party from any liability for such party’s Willful Breach of the provisions of this Agreement prior to the termination of this Agreement.

8.3	Termination Fee

Notwithstanding anything in this Agreement to the contrary, in the event this Agreement is terminated (i) pursuant to Section 8.1(b), but only in the event that one or more of the conditions set forth in Section 7.1(a) or Section 7.1(b) has not been satisfied (and, in the case of Section 7.1(b), only if the failure to satisfy such condition is a result of an Order or injunction pursuant to an Antitrust Law) or Section 8.1(e) if such Order or Law is, or is pursuant to, an Antitrust Law and (ii) at the time of such termination, all other conditions set forth in Sections 7.1, 7.2 and 7.3 shall have been satisfied or waived (as if the date of termination were the Closing Date), then the Buyer shall promptly, but in no event later than three (3) Business Days after the date of such termination, pay the Sellers a termination fee of $70,000,000 (the Termination Fee) in cash by wire transfer of immediately available funds. The Buyer acknowledges and agrees that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated hereby and that, without this right, the Sellers would not enter into this Agreement; accordingly, if the Buyer fails to promptly pay the amount due pursuant to this Section 8.3 and in order to obtain such payment the Sellers commence an Action that results in a judgment against the Buyer for the fee set forth in this Section 8.3 or any portion of such fee, the Buyer shall pay to the Sellers their costs and expenses (including attorneys’ fees) in connection with such Action, together with interest on the amount of the fee at the Interest Rate in effect on the date such payment was required to be made through the date of payment. Notwithstanding anything to the contrary in this Agreement, if this Agreement is terminated in accordance with its terms and such termination gives rise to the obligation of the Buyer to pay the Termination Fee pursuant to this Section 8.3 and the Buyer shall have paid the Termination Fee, the sole and exclusive remedy of the Sellers and its Affiliates against the Buyer and its Subsidiaries and their respective officers, directors and Affiliates for any Losses resulting from, arising out of, or incurred in connection with, this Agreement (including termination thereof) shall be the Termination Fee, and no Person shall have any rights or claims against the Buyer and its

Subsidiaries and their respective officers, directors and Affiliates under this Agreement, whether at law or equity, in contract, in tort or otherwise, and none of the Buyer and its Subsidiaries and their respective officers, directors and Affiliates shall have any further liability or obligation resulting from, arising out of, or incurred in connection with, this Agreement.

9.	INDEMNIFICATION

9.1	Survival

(a)	Except as provided in Section 6.10, the right to commence any claim with respect to the representations and warranties of the Sellers and the Buyer set forth in this Agreement and any claims under covenants or agreements the performance of which are required by or prior to the Closing shall survive the Closing and expire on the 15-month anniversary of the Closing; provided, however, that the right to commence any claim with respect to (i) the representations and warranties contained in Section 4.12 (Taxes) shall survive until three (3) months following the expiration of the applicable statute of limitations and (ii) the Sellers Fundamental Representations and the Buyer Fundamental Representations shall survive indefinitely.

(b)	The right to commence any claim with respect to any covenant or agreement of the Sellers or the Buyer that by its terms is to be performed after the Closing Date shall survive for the period provided in such covenant and agreement, if any, or until fully performed until the statute of limitations applicable to a breach of such covenant expires.

(c)	Notwithstanding Section 9.1(a), in the event written notice of any claim for indemnification under Section 9.2 or Section 9.3 shall have been given in accordance herewith within the applicable survival period, the indemnification claim shall survive until such time as such claim is fully and finally resolved.

9.2	Indemnification of the Buyer

Subject to the limitations contained in this Article 9, from and after the Closing, the Sellers shall indemnify and hold harmless the Buyer Indemnified Persons (including the Company and the Company Subsidiaries) from and against any and all Losses arising out of or resulting from (i) any inaccuracy or breach of the representations or warranties of the Sellers set forth in this Agreement as of the Closing Date (except for those representations and warranties that address matters only as of an earlier specified date, the accuracy of which shall be determined as of such earlier specified date); provided that any such inaccuracy or breach of such representations and warranties (other than the representation and warranty set forth in Sections 4.17(a)) shall be determined without reference to the terms “material,” “Material Adverse Effect” and other similar qualifications as to materiality contained in or otherwise applicable to such representations and warranties, (ii) any breach of covenants or agreements of the Sellers in this Agreement, (iii) the Excluded Assets or the Excluded License, (iv) the Reorganization Transactions, (v) any Controlled Group Liability or any Retained Employee Liabilities, or (vi) Closing Date Indebtedness.

9.3	Indemnification of the Sellers

Subject to the limitations contained in this Article 9, from and after the Closing, the Buyer shall indemnify and hold harmless the Seller Indemnified Persons from and against any and all Losses arising out of or resulting from (i) any inaccuracy or breach of the representations or warranties of the Buyer set forth in this Agreement or in any certificate or document delivered pursuant hereto as of the Closing Date (except for those representations and warranties that address matters only as of an earlier specified date, the accuracy of which shall be determined as of such earlier specified date); provided that any such inaccuracy or breach of such representations and warranties shall be determined without reference to the terms “material” and other similar qualifications as to materiality contained in or otherwise applicable to such representations and warranties, or (ii) any breach of covenants or agreements of the Buyer in this Agreement or in any certificate or document delivered pursuant hereto.

9.4	Limitations on Liability

(a)	The aggregate liability of the Sellers under Section 9.2(i) shall be limited to $50,000,000 (the Sellers Cap); provided, however, any liability of the Sellers in respect of any inaccuracy or breach of a Seller Fundamental Representation shall not be subject to the Sellers Cap, and any Losses arising out of or resulting from any such inaccuracy or breach of a Seller Fundamental Representation shall not be included in the calculation of the Sellers Cap. The aggregate liability of the Buyer under Section 9.3(i) shall be limited to $50,000,000 (the Buyer Cap); provided, however, any liability of the Buyer in respect of any inaccuracy or breach of a Buyer Fundamental Representation shall not be subject to the Buyer Cap, and any Losses arising out of or resulting from any such inaccuracy or breach of a Buyer Fundamental Representation shall not be included in the calculation of the Buyer Cap.

(b)	Notwithstanding the foregoing provision of this Section 9.4, (i) neither the Buyer Indemnified Persons (in respect of Sections 9.2(i)) nor the Seller Indemnified Persons (in respect of Section 9.3(i)) shall be entitled to assert any claim for indemnification under Section 9.2(i) or Section 9.3(i), as the case may be, with respect to a single course of conduct or related set of circumstances, occurrences or events unless the Losses, as the case may be, arising therefrom exceed $75,000 (any Losses in excess of such amounts being referred to herein as Indemnifiable Losses) and (ii) neither the Buyer Indemnified Persons (in respect of Sections 9.2(i)) nor the Seller Indemnified Persons (in respect of Section 9.3(i)) shall be entitled to assert any claim for indemnification under Section 9.2(i) or Section 9.3(i), as the case may be, until such time as the aggregate of all Indemnifiable Losses that such Buyer Indemnified Persons or such Seller Indemnified Persons may have under said section exceed $15,000,000 (the Deductible), and then only for the amount by which such Indemnifiable Losses exceed the Deductible; provided, however, that the limitations set forth in the foregoing clause (ii) shall not apply to any inaccuracy or breach of a Sellers Fundamental Representation or a Buyer Fundamental Representation.

(c)	The amount of Losses and Taxes for which indemnification is available under this Article 9 and Section 6.10(a), respectively, shall be calculated net of any amounts actually recovered by the Person entitled to seek indemnification hereunder (the Indemnified Person) under insurance policies. In the event that any party required to provide indemnification under this Article 9 and Section 6.10(a) (the Indemnifying Party) makes any payment hereunder in respect of any Losses or Taxes, such Indemnifying Party shall be subrogated, to the extent of such payment, to the rights of such Indemnified Person against any insurer or other third party with respect to such Losses and Taxes (and the Indemnified Persons shall not take any actions to knowingly adversely affect such subrogation rights without the consent of the Indemnifying Party).

(d)	The amount of Losses and Taxes for which indemnification is available under this Article 9 and Section 6.10(a), respectively, shall be (i) reduced by any Tax benefits actually received in cash or through a reduction of Taxes otherwise payable by the Indemnified Person arising from the circumstances giving rise to the claim for such Losses or Taxes, in each case, in or prior to the taxable year in which the relevant indemnification payment is made and (ii) increased by any Taxes actually paid (including, for the avoidance of doubt, any Tax required to be deducted or withheld by the payor of such payment) or any Tax benefit actually lost in respect of or attributable to such indemnity payment.

(e)

In no event shall any Indemnified Person have any Liability for (i) Losses computed on a multiple of earnings, book value or similar basis, (ii) special, speculative, indirect or consequential Losses or lost profits to the extent not the direct and reasonably foreseeable consequence of the relevant breach or (iii) punitive damages, except in the case of clauses (i) and (ii), to the extent awarded against an Indemnified Person in connection with a Third-Party Claim. In no event shall any party be indemnified against any Loss arising out of a breach of any representation and warranty or covenant or agreement of the other party, if the first party had knowledge at or before the date hereof of such breach or the facts underlying such breach.

(f)	In order to avoid double recovery, notwithstanding anything herein to the contrary, no Indemnified Person shall be entitled to indemnification or reimbursement under any provision of this Agreement for any amount to the extent such person or its Affiliate has been indemnified or reimbursed for such amount under any other provision of this Agreement.

(g)	Each of the parties agrees to use its commercially reasonable efforts to mitigate its respective Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses that are indemnifiable hereunder. Upon making any payment to the Indemnified Person for any indemnification claim pursuant to this Article 9, the Indemnifying Party shall be subrogated, to the extent of such payment, to any rights which the Indemnified Person may have against any third parties with respect to the subject matter underlying such indemnification claim, and the Indemnified Person shall assign any such rights to the Indemnifying Party.

(h)	Notwithstanding anything to the contrary in this Agreement, (a) neither the Sellers nor any of their respective subsidiaries, affiliates, directors, officers, employees, agent, partners, managers, members or stockholders (other than, to the extent applicable, the Buyer and its Subsidiaries) shall have any rights or claims against the entities that have committed to provide, arrange or otherwise entered into agreements in connection with the Financing (together with their respective affiliates, directors, officers, employees, agent, partners, managers, members or stockholders, collectively the financing sources), in any way relating to this Agreement or any of the transactions contemplated by this Agreement, or in respect of any oral representations made or alleged to have been made in connection herewith or therewith arising out of or relating in any way to any agreements relating to any Financing or the performance thereof, whether at law or equity, in contract, in tort or otherwise) and (b) such financing sources shall not have any liability (whether in contract, in tort or otherwise) to the Sellers or any of their respective subsidiaries, affiliates, directors, officers, employees, agent, partners, managers, members or stockholders (other than, to the extent applicable, the Buyer and its Subsidiaries) for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby or in respect of any oral representations made or alleged to have been made in connection herewith or therewith arising out of or relating in any way to any financing commitment letter or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise.

9.5	Notice of Claims

If any third party (i.e., any Person who is not a party to this Agreement or an Affiliate thereof) provides notice to an Indemnified Person of any action, suit, proceedings, claim or demand (a Third-Party Claim) with respect to any matter for which such Indemnified Person is indemnified under this Article 9 that has or may give rise to a claim for indemnification hereunder against an Indemnifying Party, then such Indemnified Person will promptly (and, in any event, within twenty (20) days of receipt of such Third-Party Claim) give written notice thereof (a Claim Notice) to the Indemnifying Party, which Claim Notice shall describe all material facts and circumstances then known to such Indemnified Person giving rise to such Third-Party Claim and the claimed items and amounts of Losses with respect thereto, to the extent then known by the Indemnified Person, as well as the provisions of this Agreement that are the bases for the indemnification claim with respect to such Third-Party Claim; provided, that, subject to Section 9.1, no delay on the part of the Indemnified Person in notifying the Indemnifying Party will relieve the Indemnifying Party from any obligation under this Article 9, except to the extent such delay actually and materially prejudices the Indemnifying Party.

9.6	Assumption of Defense

(a)

The Indemnifying Party shall have thirty (30) days after receipt of the Claim Notice to elect, at its option, to assume and control the defense of, at its own expense and by its own counsel, any such Third-Party Claim and shall be entitled to assert any and all defenses available to the Indemnified Person to the fullest extent permitted by applicable law; provided that, prior to the Indemnifying Party assuming and controlling such defense, it shall first confirm to the Indemnified Person in writing that, assuming the facts then presented to the Indemnifying Party by the Indemnified Person being true, the Indemnifying Party shall indemnify the Indemnified Person for any such Losses to the extent resulting from, or arising out of, such Third-Party Claim; provided, further, that, if the Indemnifying Party assumes such defense and, in the course of defending such Third-Party Claim, (x) the Indemnifying Party discovers that the facts presented at the time the Indemnifying Party acknowledged its indemnification obligation in respect of such Third-Party Claim were not true and (y) such untruth provides a reasonable basis for asserting that the Indemnifying Party does not have an indemnification obligation in respect of such Third-Party Claim, then (A) the Indemnifying Party shall not be bound by such acknowledgment, (B) the Indemnifying Party shall promptly thereafter provide the Indemnified Person written notice of its assertion that it does not have an indemnification obligation in respect of such Third-Party Claim and (C) the Indemnified Person shall have the right to assume the defense of such Third-Party Claim (it being agreed that all costs and expenses in conducting such defense prior to the date that the Indemnified Person shall have the ability to assume the defense, including costs and expenses of counsel, shall be the responsibility of the Indemnifying Party and not the Indemnified Person). If the Indemnifying Party shall undertake to compromise or defend any such Third-Party Claim, it shall promptly notify the Indemnified Person of its intention to do so, and the Indemnified Person agrees to, and to cause its Affiliates to, cooperate with the Indemnifying Party and its counsel in the compromise of, or defense against, any such Third-Party Claim, including by furnishing nonprivileged books and records, personnel and witnesses, as appropriate for any defense of such Third-Party Claim; provided, however, that the Indemnifying Party shall not settle, compromise or discharge, or admit any liability with respect to, any such Third-Party Claim without the prior written consent of the Indemnified Person (which consent will not be unreasonably withheld or delayed) unless the relief consists solely of money damages and includes a provision whereby the plaintiff or claimant in the matter releases the Buyer Indemnified Persons or Seller Indemnified Persons, as applicable, from all liability with respect thereto. Notwithstanding an election to assume the defense of such action or proceeding, the Indemnified Person shall have the right to employ separate counsel and to participate in the defense of such action or proceeding, and the Indemnifying Party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the Indemnified Person shall have determined in good faith after consultation with counsel that an actual or potential conflict of interest makes representation by the same counsel or the counsel selected by the Indemnifying Party inappropriate or (ii) the Indemnifying Party shall have authorized in writing the Indemnified Person to employ separate counsel at the Indemnifying Party’s expense. In any event, the Indemnified Person and Indemnifying Party and their counsel shall cooperate in the defense of any Third-Party Claim subject to this Article 9 and keep such Persons informed of all developments relating to any such Third-Party Claims, and provide copies of all relevant correspondence and documentation relating thereto. All costs and expenses incurred in connection with the Indemnified Person’s cooperation shall be borne by the Indemnifying Party. In any event, the Indemnified Person shall have the right at its own expense to participate in the defense of such asserted liability. If the Indemnifying Party receiving such notice of Third-Party Claim does not elect to defend, or does not defend, such Third-Party Claim, the Indemnified Person shall have the right, in addition to any other right or remedy it may have hereunder, at the Indemnifying Party’s expense, to defend such Third-Party Claim; provided, however, that (i) the Indemnified Person’s defense of or participation in the defense of any such Third-Party Claim shall not in any way diminish or lessen the obligations of the Indemnifying Party under this Article 9; and (ii) the Indemnified Person shall not settle, compromise or discharge, or admit any liability with respect to, any such Third-Party Claim without the written consent of the Indemnifying Party (which consent will not be unreasonably withheld or delayed). Notwithstanding anything to the contrary in this Agreement, in the case of a Third-Party Claim related to both (x) Taxes for which the Sellers have an indemnification obligation pursuant to Section 6.10(a) and (y) Taxes for which Buyer is responsible (a Joint Tax Claim) (and the portion of such Joint Tax Claim related to Taxes described in clause (x) is not separable from the portion of such Joint Tax Claim related to Taxes described in clause (y)), the Controlling Party shall have the right and obligation to conduct, at its own expense, such Joint Tax Claim; provided, however, that (A) the Controlling Party shall provide the Non-Controlling Party with a timely and reasonably detailed account of each stage of such Joint Tax Claim, (B) the Controlling Party shall consult with the Non-Controlling Party before taking any significant action in connection with such Joint Tax Claim, (C) the Controlling Party shall consult with the Non-Controlling Party and offer the Non-Controlling Party an opportunity to comment before submitting any written materials prepared or furnished in connection with such Joint Tax Claim, (D) the Controlling Party shall defend such Joint Tax Claim diligently and in good faith as if it were the only party in interest in connection with such Joint Tax Claim, (E) the Non-Controlling Party shall be entitled to participate in such Joint Tax Claim and attend any meetings or conferences with the relevant Taxing Authority, and (F) the Controlling Party shall not settle, compromise or abandon any such Joint Tax Claim without obtaining the prior written consent of the Non-Controlling Party, which consent shall not be unreasonably withheld, conditioned, or delayed. For purposes of this Agreement, Controlling Party shall mean the Sellers, if the Sellers and their Affiliates are reasonably expected to bear the greater Tax liability in connection with such Joint Tax Claim, or the Buyer, if Buyer and its Affiliates are reasonably expected to bear the greater Tax liability in connection with such Joint Tax Claim (taking into account any potential liability in subsequent Tax periods); and Non-Controlling Party shall mean whichever of the Sellers or the Buyer is not the Controlling Party with respect to such Joint Tax Claim.

(b)	As promptly as is reasonably practicable (but in any event, within ten (10) Business Days) after becoming aware of a claim for indemnification under this Agreement not involving a Third-Party Claim, the Indemnified Person shall provide a Claim Notice to the Indemnifying Party of such claim. Each party hereto also agrees that any direct claim which such party may bring against any other party hereto under the provisions of this Agreement shall be governed exclusively by the provisions of this Article 9, other than Section 9.6(a).

9.7	Exclusive Remedy

The parties agree that, from and after the Closing, the remedies provided for in this Article 9 shall constitute the sole and exclusive remedy for all Losses that any Indemnified Person may suffer or incur arising from or relating to this Agreement or the transactions contemplated by this Agreement, and the parties hereto hereby irrevocably waive any other rights or remedies (whether at law or in equity and whether based on contract, tort, statute or otherwise) that they may otherwise have had, now have or may in the future have against any of the other parties hereto or any of the respective direct or indirect Affiliates, officers, managers, directors, employees, advisors, stockholders, members, consultants, investment bankers, brokers, controlling persons, partners, managers or other representatives or agents thereof (each of whom shall be an express third-party beneficiary hereof) arising from or relating to this Agreement or the transactions contemplated hereby and covenant not to sue or otherwise assert any claim encompassed by the foregoing covenant, agreement and waiver; provided, however, that the foregoing shall not apply to the parties’ rights to specific performance as contemplated by Section 10.14 with respect to covenants to be performed after the Closing pursuant to this Agreement and shall not limit any remedy for fraud or Willful Breach.

9.8	Tax Treatment

The parties will treat any payment received pursuant to Section 6.10 or this Article 9 as an adjustment to the Purchase Price for Tax purposes to the fullest extent permitted by applicable Legal Requirements.

10.	MISCELLANEOUS

10.1	Expenses

Except as expressly provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

10.2	Amendment

This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

10.3	Entire Agreement

This Agreement, including the Schedules and Exhibits attached hereto which are deemed for all purposes to be part of this Agreement, and the other documents delivered pursuant to this Agreement and the Confidentiality Agreement, including the Ancillary Agreements, contain all of the terms, conditions and representations and warranties agreed upon or made by the parties relating to the subject matter of this Agreement and the businesses and operations of the Company and the Company Subsidiaries and supersede all prior and contemporaneous agreements, negotiations, correspondence, undertakings and communications of the parties or their Representatives, oral or written, respecting such subject matter.

10.4	Headings

The headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement.

10.5	Notices

Any notice or other communication required or permitted under this Agreement shall be deemed to have been duly given and made if (i) in writing and served by personal delivery upon the party for whom it is intended, (ii) if delivered by fax or electronic mail with receipt confirmed (including by receipt of confirmatory electronic mail from recipient), or (iii) if delivered by certified mail, registered mail, courier service, return receipt received to the party at the address set forth below, with copies sent to the Persons indicated:

If, to the Sellers:

Deutsche Boerse AG

Frankfurt am Main 60485

Germany

Attention: Daniel Mirtschink

Facsimile: 49 69 211 13801

Email:daniel.mirtschink@deutsche-boerse.com

and

Eurex Frankfurt AG

Frankfurt am Main 60485

Germany

Attention: Daniel Mirtschink

Facsimile: 49 69 211 13801

Email:daniel.mirtschink@deutsche-boerse.com

With a copy (which copy shall not constitute notice) to:

Allen & Overy LLP

1221 Avenue of the Americas

New York, New York 10020

Attention: Peter Harwich

Facsimile: (212) 610-6399

Email: peter.harwich@allenovery.com

and

Allen & Overy LLP

Bockenheimer Landstraße 2

Frankfurt am Main 60306

Germany

Attention: Hartmut Krause

Facsimile: 49-69-2648-5800

Email: hartmut.krause@allenovery.com

If to the Buyer:

Nasdaq, Inc.

805 King Farm Boulevard

Rockville, Maryland 20850

Attention: General Counsel

Email: ogc@nasdaq.com

With a copy (which copy shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: David K. Lam

Facsimile: 212-403-2394

Email: dklam@wlrk.com

Such addresses may be changed, from time to time, by means of a notice given in the manner provided in this Section 10.5.

10.6	Waiver

Waiver of any term or condition of this Agreement by any party shall only be effective if in writing and shall not be construed as a waiver of any subsequent breach or failure of the same term or condition, or a waiver of any other term or condition of this Agreement.

10.7	Binding Effect; Assignment

This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns. No party to this Agreement may assign or delegate, by operation of law or otherwise, all or any portion of its rights, obligations or liabilities under this Agreement without the prior written consent of the other parties to this Agreement, which any such party may withhold in its absolute discretion; provided, however, that the Buyer shall have the right, without the consent of the Sellers, to assign or delegate all or any portion of its rights and obligations under this Agreement to any of its Subsidiaries; provided, further, that no such assignment or delegation shall relieve the Buyer of its obligations to the Sellers under this Agreement. Any purported assignment without such prior written consents shall be void.

10.8	No Third Party Beneficiary

Nothing in this Agreement shall confer any rights, remedies or claims upon any Person or entity not a party or a permitted assignee of a party to this Agreement, except for (i) the Persons set forth in Section 6.2(b), Section 6.6 and Article 9, who are intended third-party beneficiaries of such provisions and (ii) the financing sources, who are intended third-party beneficiaries of this Section 10.8, Section 8.3, Section 9.2, Section 9.3, Section 9.4(h), Section 10.2, Section 10.7, Section 10.10, Section 10.11 and Section 10.12.

10.9	Counterparts

This Agreement may be signed in any number of counterparts with the same effect as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

10.10	Governing Law

This Agreement (and any claims or disputes arising out of or related hereto or thereto or to the transactions contemplated hereby and thereby or to the inducement of any party to enter herein and therein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall in all respects be governed by, and construed in accordance with, the Laws of the State of New York, including all matters of construction, validity and performance, in each case without reference to any conflict of Law rules that might lead to the application of the Laws of any other jurisdiction.

10.11	Dispute Resolution Procedures

(a)	Except for any request for equitable relief (including interim relief) by a party on or prior to the Closing Date, any dispute, controversy or claim arising out of or relating to the transactions contemplated by this Agreement or any Ancillary Agreement, or the validity, interpretation, breach or termination of any such agreement, including claims seeking redress or asserting rights under any Law (a Dispute), shall be resolved in accordance with the procedures set forth in this Section 10.11 and Section 10.14.

(b)	Except as set forth in Section 10.11(a), all Disputes shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce in New York, New York by a panel of three (3) arbitrators, comprising one (1) arbitrator designated by the Buyer, one (1) arbitrator designated by the Sellers and one (1) arbitrator designated in accordance with the Rules of Arbitration of the International Chamber of Commerce. The arbitral proceeding shall be conducted in the English language. In resolving any Dispute, the parties intend that the tribunal shall apply the substantive Laws of the State of New York, without regard to any choice of law principles thereof that would mandate the application of the laws of another jurisdiction. The parties intend that the provisions to arbitrate set forth herein be valid, enforceable and irrevocable, and any award rendered by the tribunal shall be final and binding on the parties. The parties agree to comply with any award made in any such arbitration proceedings and agree to enforcement of or entry of judgment upon such award, in any court of competent jurisdiction, including the New York Courts.

(c)	Each of the parties irrevocably and unconditionally submit to the jurisdiction of the Courts of the State of New York sitting in the Borough of Manhattan of The City of New York or the United States District Court sitting in the Borough of Manhattan of The City of New York and the appellate courts having jurisdiction of appeals in such courts (the New York Courts) for the purposes of any suit, action or other proceeding, including to compel arbitration or for provisional relief in aid of arbitration in accordance with this Section 10.11 or to prevent irreparable harm or for the enforcement of any award issued thereunder. Each of the parties further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth in Section 10.5 shall be effective service of process for any action, suit or proceeding in the New York Courts with respect to any matters arising out of or related to this Agreement or the Ancillary Agreements or the transactions contemplated hereby and thereby. Each of the parties irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the New York Courts, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

10.12	Waiver of Jury Trial

Each party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in any legal proceeding directly or indirectly arising out of or relating to this agreement or the transactions contemplated (whether based on contract, tort or any other theory). Each party hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this agreement by, among other things, the mutual waivers and certifications in this Section 10.12.

10.13	Transfer Taxes

The Buyer, on the one hand, and the Sellers, on the other hand, agree to each pay fifty percent (50%) of all sales, use, value added, transfer, stamp, registration, documentary, excise, real property transfer or gains, or similar Taxes incurred as a result of the transactions contemplated by this Agreement (excluding any such Taxes incurred as a result of the transactions contemplated by Section 6.11, which shall be borne by the Sellers, in accordance with Section 6.11(c)), and the Sellers and the Buyer agree to jointly file all required change of ownership and similar statements.

10.14	Specific Performance

The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by them in accordance with the terms hereof or were otherwise breached and that each party hereto shall be entitled to an injunction or injunctions to prevent breaches of the provisions hereof and to specific performance of the terms hereof, in addition to any other remedy at law or equity, and the parties hereby waive any requirement for the posting of any bond or similar collateral in connection herewith.

10.15	Interpretive Provisions

Unless the express context otherwise requires:

(a)	the words hereof, herein, and hereunder and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b)	terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c)	the terms Dollars and $, unless otherwise specified, mean United States dollars;

(d)	references herein to a specific section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to sections, Subsections, Recitals, Schedules or Exhibits of this Agreement;

(e)	wherever the word include, includes, or including is used in this Agreement, it shall be deemed to be followed by the words without limitation;

(f)	references herein to any gender shall include each other gender;

(g)	references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this clause (g) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(h)	references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(i)	references herein to any contract or agreement (including this Agreement) mean such contract or agreement as amended, supplemented or modified from time to time in accordance with the terms thereof;

(j)	with respect to the determination of any period of time, the word from means from and including and the words to and until each means to but excluding;

(k)	references herein to any law or any license mean such law or license as amended, modified, codified, reenacted, supplemented or superseded in whole or in part, and in effect from time to time;

(l)	references herein to any law shall be deemed also to refer to all rules and regulations promulgated thereunder;

(m)	the word extent and the phrase to the extent when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if”;

(n)	the word or shall be disjunctive but not exclusive; and

(o)	if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day.

10.16	Severability

If any term, provision, agreement, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a reasonably acceptable manner so that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

10.17	Construction

The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

NASDAQ, INC.

By:	/s/ Adena T. Friedman	)
Name:	Adena T. Friedman	)
Title:	President and Chief Operating Officer	)

[Signature Page to Stock Purchase Agreement]

DEUTSCHE BOERSE AG

By:	/s/ Carsten Kengeter	)
Name:	Carsten Kengeter	)
Title:	Chief Executive Officer	)

By:	/s/ Gregor Pottmeyer	)
Name:	Gregor Pottmeyer	)
Title:	Member of the Executive Board –)
	Chief Financial Officer	)

[Signature Page to Stock Purchase Agreement]

EUREX FRANKFURT AG

By:	/s/ Carsten Kengeter	)
Name:	Carsten Kengeter	)
Title:	Chief Executive Officer	)

By:	/s/ Gregor Pottmeyer	)
Name:	Gregor Pottmeyer	)
Title:	Member of the Executive Board	)

[Signature Page to Stock Purchase Agreement]

EXHIBIT A

DEFINITIONS

The following terms, whenever used herein, shall have the following meanings for all purposes of this Agreement.

Accounting Firm means Deloitte & Touche LLP or such other internationally recognized independent public accounting firm as shall be agreed upon by the Sellers and the Buyer in writing.

Accounting Principles means GAAP as applied consistently with the principles in the preparation of the Financial Statements.

Affiliate means as to any Person (a) any other Person which directly or indirectly controls, is controlled by, or is under common control with such first Person; and (b) any other Person who is a director, officer, partner or principal of such first Person or of any other Person which directly or indirectly controls, is controlled by, or is under common control with such first Person. For purposes of this definition, “control” of a Person means the power, directly or indirectly, to direct or cause the direction of the management and policies of such first Person whether through the ownership of voting Capital Stock, by contract or otherwise.

Ancillary Agreements means the IP Assignment Agreement, the IP License Agreement and the Sublease Agreement.

Antitrust Laws means any foreign, federal or state statutes, rules, regulations, orders, decrees, administrative or judicial doctrines or other laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade in any jurisdiction, including the HSR Act, the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914 and the Federal Trade Commission Act of 1914.

Audited Financial Statements shall have the meaning as set forth in the definition of Financial Statements.

Authorization means any authorization, approval, consent, certificate, license, permit or franchise of or from any Governmental Authority or pursuant to any Law.

Balance Sheet Date means December 31, 2015.

Business Day means any day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York or Frankfurt, Germany are authorized or required by law or executive order to close.

Business IT Assets means all material Software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and other information technology equipment owned by, and used in the operation of the business of, the Company or the Company Subsidiaries as currently conducted.

Buyer Fundamental Representations means the representations and warranties of the Buyer set forth in Section 5.2 (Authority) and Section 5.5 (Brokers).

Buyer Indemnified Persons means the Buyer, its Affiliates and any of their respective officers, directors, employees, consultants, agents or representatives, and each of the heirs, executors, successors and assigns of the foregoing.

Capital Stock of a Person means: (a) in the case that such Person is a corporation, any shares, interests, participations or other equivalents (however designated) of capital stock; (b) in the case such Person is not a corporation, any membership interests, partnership interests, joint venture interests and beneficial interests; and (c) any warrants, options, convertible or exchangeable securities, subscriptions, rights (including any preemptive or similar rights), calls or other rights to purchase or acquire any of the foregoing.

Charter Documents means, with respect to any entity, the certificate of incorporation, the articles of incorporation, by-laws, articles of organization, limited liability company agreement, partnership agreement, formation agreement, joint venture agreement or other similar organizational documents of such entity (in each case, as amended).

Closing Cash means all cash and cash equivalents of the Company and the wholly owned Subsidiaries of the Company (other than any cash and cash equivalents that are (a) required to be held pursuant to Law, (b) held as deposits for operating leases or (c) held on deposit for the benefit of a third party).

Closing Date Indebtedness means any Indebtedness of the Company or any Company Subsidiary in existence immediately prior to the Closing that remains unpaid immediately following the Closing.

Code means the Internal Revenue Code of 1986, as amended.

Company means U.S. Exchange Holdings, Inc., a Delaware corporation

Contract means any agreement, contract, license, lease, commitment, arrangement or understanding, whether written or oral, including any sales order and purchase order.

Controlled Group Liability means any and all Liabilities (a) under Title IV of ERISA, (b) under Section 302 of ERISA, (c) under Sections 412, 430 and 4971 of the Code, (d) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code (other than under the Company Plans with respect to individuals who are employed by the Company and the Company Subsidiaries on the Closing Date or whose last day of employment with the Sellers and their Affiliates was with the Company and the Company Subsidiaries) and (e) under corresponding or similar provisions of foreign Laws, in each case, that may be imposed on the Buyer as a result of the Company and its Subsidiaries being an ERISA Affiliate of Parent.

date hereof and date of this Agreement means the date first written above.

Encumbrance means any and all liens, encumbrances, charges, mortgages, options, pledges, security interests, hypothecations, easements, rights-of-way, right of first refusal, right of first offer, deed of trust or encroachments of any nature whatsoever, whether voluntarily incurred or arising by operation of law.

Environment means any environmental medium or natural resource, including ambient air, indoor air, surface water, groundwater, drinking water, sediment, surface and subsurface strata and plant and animal life including biota, fish and wildlife.

Environmental Laws means any applicable foreign, federal, state, provincial, local or municipal statute, law, rule, regulation, ordinance, code, policy (to the extent such policy is binding on the applicable Governmental Authority) or rule of common law and any judicial or administrative interpretation thereof including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of the Environment.

ERISA means the Employee Retirement Income Security Act of 1974.

ERISA Affiliate means any entity that is a member of a “controlled group of corporations” with, under “common control” with or a member of an “affiliated services group” with, the Company or any Company Subsidiary, as defined in Section 414(b), (c), (m) or (o) of the Code.

Exchange Act means the U.S. Securities Exchange Act of 1934, as amended.

Excluded Assets means the assets set forth on Schedule 1.1(a).

Excluded License means the license set forth on Schedule 1.1(b).

Final Determination means the final resolution of liability for any Tax for any taxable period, by or as a result of (i) a final decision, judgment, decree or other order by any court of competent jurisdiction that can no longer be appealed, (ii) final settlement with the Internal Revenue Service, a closing agreement or accepted offer in compromise under Sections 7121 or 7122 of the Code, or a comparable agreement under the laws of other jurisdictions, which resolves the entire Tax liability for any taxable period, (iii) any allowance of a refund or credit in respect of an overpayment of Tax, but only after the expiration of all periods during which such refund or credit may be recovered by the jurisdiction imposing the Tax, or (iv) any other final resolution, including by reason of the expiration of the applicable statute of limitations or the execution of a pre-filing agreement with the Internal Revenue Service or other Taxing Authority.

Financial Statements means (i) the audited financial statements as of and for the year ended December 31, 2014 (the Audited Financial Statements) of International Securities Exchange, LLC and ISE Gemini LLC (the Principal Subsidiaries), (ii) the unaudited financial statements as of and for the year ended December 31, 2015 of the Principal Subsidiaries, (iii) the unaudited capsule consolidating schedules of revenues and expenses for the Company and the Company Subsidiaries for the two years ended December 31, 2015 and (iv) the unaudited capsule consolidating schedules of assets and liabilities of the Company and the Company Subsidiaries at December 31, 2015. The information referred to in clauses (ii) through (iv) of the immediately preceding sentence is referred to as the Unaudited Financial Statements.

GAAP means United States generally accepted accounting principles.

Governmental Authority means any nation or government, any state, province or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, or any government authority, agency, department, board, tribunal, commission or instrumentality of any foreign or domestic government, any state, or any municipality or other political subdivision thereof, and any court, tribunal or arbitrator(s) of competent jurisdiction, and any governmental or non-governmental self-regulatory organization, agency or authority.

Hazardous Substances means any and all pollutants, contaminants or wastes and any and all other materials or substances that are regulated under any applicable Environmental Laws as “hazardous,” “toxic,” “dangerous,” a “pollutant,” a “contaminant” or words of similar meaning, including asbestos, asbestos-containing materials, radioactive materials, radon gas, petroleum, friable asbestos and polychlorinated biphenyls.

HSR Act means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

Income Tax means any Tax determined in whole or in part with reference to gross or net income or profits (including capital gains, presumed profit, gross receipts or minimum tax and franchise tax imposed in lieu of income tax but in no event including any sales or use tax, property tax, withholding tax, value added tax, social security tax or payroll tax), together with any interest and penalties, fines, additions to tax or additional amounts imposed by a Taxing Authority.

Indebtedness means, of any Person, without duplication, (i) indebtedness of such Person for borrowed money (whether or not contingent, including accrued but unpaid interest thereon and all obligations for principal, premiums, penalties, fees, expenses, breakage costs and bank overdrafts thereunder) or indebtedness of such Person issued or incurred in substitution or exchange for indebtedness for borrowed money, (ii) indebtedness of such Person evidenced by any note, bond (other than a performance bond), debenture, mortgage or other debt instrument or debt security, including, in each case, accrued but unpaid interest thereon, (iii) any obligation of such Person for the deferred purchase price of property or service, (iv) capital leases of such Person, (v) letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (but only to the extent drawn upon) in favor of such Person, (vi) indebtedness of another Person (as described in clauses (i) through (vi)) directly or indirectly in any manner guaranteed by the applicable Person; provided that Indebtedness of such Person shall not include (A) trade payables of such Person, (B) any obligations of such Person under any performance bond or letter of credit to the extent undrawn or uncalled, (C) any Indebtedness of the Company or a Company Subsidiary owed solely to the Company or a Company Subsidiary, (D) any Indebtedness incurred by the Buyer or its Affiliates (and subsequently assumed by the Company or any Company Subsidiary) on the Closing Date, (E) the capitalized leases set forth on Schedule 1.1(c) or any leases that may be deemed to be capitalized leases pursuant to accounting principles not in effect and adopted by the Company as of the Balance Sheet Date and (F) all liabilities under any agreement between the Company or any Company Subsidiary, on the one hand, and the Buyer or any of its Affiliates, on the other hand.

Intellectual Property means all United States and foreign right, title and interest in and to (i) registered or unregistered trademarks, service marks, trade names, logos and domain names, together with goodwill, common law rights, registrations and applications relating to the foregoing; (ii) patents and patent applications, including any such rights granted upon any reissue, reexamination, divisional, extension, continuation, or continuation in part applications; (iii) registered or unregistered copyrights and copyright applications and design rights; (iv) trade secrets under applicable law, including confidential and proprietary information, know-how, methods and invention disclosure statements and (v) Software.

Interest Rate means an interest rate per annum equal to the average of the one month British Bankers Association LIBOR for U.S. dollars that appears on page 3750 (or a successor page) of the Dow Jones Telerate Screen as of 11:00 a.m. (London time) on each day during the period for which interest is to be paid.

IP Assignment Agreement means the agreement among the Sellers, Finnovation SA, the Company and any applicable designee of the Company in substantially the form attached as Exhibit B.

IP License Agreement means the agreement among the Sellers, Finnovation SA, the Company and any applicable designee of the Company to be negotiated in good faith between the Buyer and the Sellers prior to Closing and containing the terms set forth in Exhibit C.

knowledge of the Sellers or any similar phrase means the actual knowledge of the individuals identified on Schedule 1.1(d).

Law means any statute, law (including common law), constitution, treaty, ordinance, code, order, decree, judgment, rule, regulation and any other binding requirement or determination of any Governmental Authority.

Legal Requirement means any United States federal, state or local or foreign statute, law, ordinance, code, rule, regulation, directive, agency requirement, license, injunction, judgment, decree, order, writ, stipulation, award or other legally enforceable requirement enacted, issued, promulgated, enforced or entered by any Governmental Authority.

Liabilities means debts, liabilities, expenses, commitments and obligations of every kind and description, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any law, action or governmental order and those arising under any Contract, commitment or undertaking.

Losses means any and all costs, damages, disbursements, penalties, losses, expenses, assessments, monetary judgments, dues, Taxes, fines, fees, settlements or deficiencies (including any interest, penalty, investigation, reasonable legal, accounting and other professional fees, and other cost or expense incurred in the investigation, collection, prosecution and defense of any action, suit, proceeding or claim) that are imposed upon or otherwise incurred by the Indemnified Person.

Material Adverse Effect means any change, event or occurrence (each, an Effect) that, individually or in the aggregate, has had, or is reasonably likely to have, a material adverse effect on (a) the ability of the Sellers, Company or any Company Subsidiary to perform its obligations under this Agreement, (b) the business, assets, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that, with respect to clause (b) of this definition, in no event shall any of the following, either alone or in combination, constitute a “Material Adverse Effect” or be taken into account in determining whether a “Material Adverse Effect” has occurred: (i) Effects that generally affect the industries in which the Company and the Company Subsidiaries operate, (ii) general economic effects or conditions, (iii) Effects resulting from changes affecting financial markets (including in each of clauses (i), (ii) and (iii) above, any effects or conditions resulting from an outbreak or escalation of hostilities, acts of terrorism, political instability or other national or international calamity, crisis or emergency, or any governmental or other response to any of the foregoing), (iv) acts of God (including earthquakes, storms, severe weather, fires, floods and natural catastrophes), (v) Effects arising from changes or proposed changes in laws, rules, regulations or accounting principles (including GAAP and any rule changes implemented by the SEC that would impact treatment under GAAP), in each case, that is applicable to the Company, (vi) Effects relating to or arising from the announcement of the execution of this Agreement or the transactions contemplated hereby, including the loss of any customers, suppliers or employees as a result thereof (vii) Effects resulting from actions taken by the Company or any Company Subsidiary that have been consented to in writing by the Buyer, or (viii) the failure to meet any projections or forecasts (but the underlying causes of such failure to meet such projections or forecasts may be considered), except in the case of clauses (i), (ii), (iii), (iv) or (v), to the extent that such impact is materially disproportionately adverse to the Company and the Company Subsidiaries, taken as a whole, relative to others similarly situated in the industry or industries in which the Company and the Company Subsidiaries operate. The parties agree that any single short-term trading disruption in markets operated by Company Subsidiaries, whether caused or exacerbated by information technology errors at a Company Subsidiary, a vendor, one or more customers or otherwise, and that does not persist for longer than any trading disruption in markets operated by Company Subsidiaries that has occurred since January 1, 2013 shall not constitute a Material Adverse Effect; provided that the underlying cause of such trading disruption shall be permitted to be considered in determining whether there has been a Material Adverse Effect (unless such underlying cause is otherwise excluded pursuant to the proviso of the prior sentence of this definition).

Net Working Capital means, as of a specified date, (i) the current assets (excluding cash and cash equivalents) as would be set forth on a consolidated balance sheet of the Company and the Company Subsidiaries as of such specified date, minus (ii) the current liabilities as would be set forth on a consolidated balance sheet on a consolidated balance sheet of the Company and the Company Subsidiaries as of such specified date, in each case as determined in accordance with the Accounting Principles, consistently applied, and excluding (x) current or deferred Tax asset or Tax liability of or with respect to any Pre-Closing Tax Period or (y) any Excluded Asset.

Officer Severance Plan means the Amended and Restated International Securities Exchange, LLC Severance Pay Plan for Officers, dated as of January 1, 2016.

Open Source Software means all Software that is distributed as “open source software” or under a similar licensing or distribution model (including but not limited to the GNU General Public License (GPL), GNU

Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License.

Order means any award, injunction, judgment, decree, order, ruling, subpoena or verdict or other decision entered, issued or rendered by any Governmental Authority.

Permitted Encumbrances means, (i) Encumbrances disclosed in the Audited Financial Statements, (ii) Encumbrances for taxes, assessments and other government charges not yet due and payable or which are being contested in good faith by appropriate proceedings or that may thereafter be paid without interest, penalty or similar charges and, in each case, for which adequate reserves have been established, (iii) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other like Encumbrances created by operation of laws, (iv) Encumbrances incurred in the ordinary course of business consistent with past practice that are not material to the Company and the Company Subsidiaries, taken as a whole, (v) Encumbrances in respect of easements, permits, licenses, rights of way, restrictive covenants, reservations or encroachments, or irregularities or defects in, and other similar exceptions to, title, or any conditions with respect to real property or any other condition that do not have a material adverse effect on the use of the underlying property or asset, (vi) Encumbrances in respect of pledges or deposits under workers’ compensation laws or similar legislation, unemployment insurance or other types of social security or to secure government contracts and similar obligations, (vii) municipal by-laws, development restrictions or regulations and zoning building or planning restrictions or regulations, (viii) Encumbrances specified in the relevant Lease in favor of any landlord of real property leased by the Company or any Company Subsidiary and (ix) Encumbrances listed on Schedule 1.1(e).

Person means any individual, corporation (including any not-for-profit corporation), general or limited partnership, limited liability partnership, joint venture, estate, trust, firm, company (including any limited liability company or joint stock company), association, organization, entity or Governmental Authority.

Post-Closing Tax Periods means taxable periods (or portions thereof) beginning after the Closing Date.

Pre-Closing Tax Periods means taxable periods (or portions thereof) ending on or before the Closing Date.

Principal Subsidiaries shall have the meaning as set forth in the definition of Financial Statements.

Reference Working Capital Statement means the statement of Net Working Capital set forth on Schedule 1.1(f).

Representatives means, with respect to any Person, any director, officer, agent, attorney-in-fact, employee, general partner, member, stockholder, advisor, consultant or representative of such Person.

Schedules means the disclosure Schedules delivered by one of the parties to the other parties on the date hereof.

SEC means the U.S. Securities and Exchange Commission.

Section 19(b) Approval means the approval of the sale of the Capital Stock of the Company to the Buyer as and to the extent required under Section 19(b) of the Exchange Act.

Seller Fundamental Representations means the representations and warranties of the Sellers set forth in, Section 4.1(b) (Organization), Section 4.2 (Authority), Section 4.5(b) (Capitalization; Title to Securities), Section 4.5(e) (Capitalization; Title to Securities), Section 4.6(b) (Subsidiaries), Section 4.18 (Brokers) and Section 4.19 (Sufficiency of Assets).

Seller Indemnified Persons means the Sellers and each of their respective limited partners, general partners or managers, Affiliates and any of their respective officers, directors, employees, consultants, agents or representatives, and each of the heirs, executors, successors and assigns of the foregoing.

Software means all (a) computer programs, including all software implementation of algorithms, models and methodologies, whether in source code or object code form, (b) databases and compilations, including all electronic data and electronic collections of data, and (c) all documentation including user manuals and other training documentation relating to any of the foregoing.

Subsidiary means, with respect to a specified Person, any corporation, partnership, limited liability company, limited liability partnership, joint venture, or other legal entity of which the specified Person (either alone or through or together with any other Subsidiary) owns, directly or indirectly, more than 50% of the voting stock or other equity or partnership interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such legal entity, or of which the specified Person controls the management.

Sublease Agreement means the agreement between the Company and Parent to be negotiated between the Buyer and the Sellers in good faith prior to the Closing and providing for a sublease agreement on the terms set forth on Exhibit D.

Tax or Taxes means all federal, state, county, local, municipal, foreign and other taxes, assessments, duties or similar charges of any kind whatsoever, including all interest, penalties and additions imposed with respect to such amounts, imposed by any Governmental Authority.

Taxing Authority means any Governmental Authority having jurisdiction with respect to any Tax.

Tax Returns means any report, declaration, return, information return, claim for refund, election, disclosure, estimate or statement required to be supplied to a Governmental Authority in connection with Taxes, including any schedule or attachment thereto, and including any amendments thereof.

Unaudited Financial Statements shall have the meaning as set forth in the definition of Financial Statements.

Willful Breach means, with respect to any representation, warranty, agreement or covenant set forth in this Agreement, an intentional action or omission by a party that both (a) causes such party to be in breach of such representation, warranty, agreement or covenant and (b) such party knows at the time of such intentional action or omission is or would constitute a breach, or would reasonably be expected to result in a breach, of such representation, warranty, agreement or covenant.

OTHER CAPITALIZED TERMS

The following terms shall have the meanings specified in the indicated Section of this Agreement:

Term	Section
Action	4.11
Agreement	Preamble
Buyer	Preamble
Buyer Cap	9.4(a)
Claim Notice	9.5
Closing	3.1
Closing Date	3.1

Term	Section
Common Stock	4.5(a)
Company DC Plan	6.8(d)
Company Minority Interest	4.6(a)
Company Plan	4.14(a)
Company-Required IP	6.12(a)
Company Subsidiary	4.6(a)
Confidentiality Agreement	6.2(b)
Controlling Party	9.6(a)
Deductible	9.4(b)
Dispute	10.11(a)
Equitable Exceptions	4.2
Estimated Closing Working Capital	6.14(a)
Excluded Employees	6.8(c)
Extended Termination Date	8.1(b)
Financing	6.3(g)
financing sources	9.4(h)
Indemnifiable Losses	9.4(b)
Indemnified Person	9.4(c)
Indemnifying Party	9.4(c)
Interest Expense Carryforward Amount	4.12(l)
Joint Tax Claim	9.6(a)
Key Customer	4.22(a)
Lease	4.16(b)
Material Contracts	4.10(a)(ix)
New York Courts	10.11(c)
Non-Controlling Party	9.6(a)
Parent	Preamble
Pre-Closing Tax Return	6.10(c)
Pre-Closing/Straddle Tax Returns	6.10(c)
Pro-Rata Matching Contribution	6.8(d)
Purchase Price	2.1(a)
Registered IP	4.8(a)
Released Obligations	6.9
Reorganization Transactions	6.11(b)
Retained Employee Liabilities	6.8(c)
Sanctions	4.21(b)
Securities	Recitals
Seller	Preamble
Seller-Required IP	6.12(b)
Sellers	Preamble
Sellers Cap	9.4(a)
Service Provider	4.14(e)
Straddle Tax Return	6.10(c)
Tax Sharing Agreement	4.12(c)
Termination Date	8.1(b)
Termination Fee	8.3
Third-Party Claim	9.5
Working Capital Statement	6.14(a)